Exhibit 4.4

MULTICURRENCY CREDIT AGREEMENT

Dated as of

February 27, 2004

Among

APTARGROUP, INC.,
APTARGROUP HOLDING SAS,

THE LENDERS PARTY HERETO,

SOCIETE GENERAL, NEW YORK BRANCH
as Syndication Agent

THE BANK OF TOKYO-MITSUBISHI, LTD.,
KEYBANK NATIONAL ASSOCIATION, and
LASALLE BANK NATIONAL ASSOCIATION,
as Co-Documentation Agents

and

BANK OF AMERICA, N.A.,
as Administrative Agent

BANC OF AMERICA SECURITIES LLC,
as Sole Lead Arranger and Sole Book Manager

Page

iii

iv

EXHIBITS

SCHEDULES

MULTICURRENCY CREDIT AGREEMENT, dated as of February 27, 2004, among AptarGroup, Inc., a Delaware corporation (the "Company"), upon the earlier of execution hereof or compliance with Section 2.14, AptarGroup Holding SAS, a French company ("Aptar SAS" and, together with the Company, the "Borrowers" and individually a "Borrower") the lenders from time to time party hereto (each a "Lender" and, collectively, the "Lenders") and Bank of America, N.A., as Administrative Agent.

The Company has requested that the Lenders provide a multicurrency revolving credit facility, and the Lenders are willing to do so on the terms and conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

SECTION 1. DEFINITIONS; INTERPRETATION.

Section 1.1 <u>Definitions</u>. The following terms when used herein have the following meanings:

"Administrative Agent" means Bank of America in its capacity as administrative agent under any of the Credit Documents, or any successor administrative agent.

"Administrative Agent's Office" means, with respect to any currency, the Administrative Agent's address and, as appropriate, account as set forth on Schedule 10.2 with respect to such currency, or such other address or account with respect to such currency as the Administrative Agent may from time to time notify to the Company and the Lenders.

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

"Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto. Without limiting the generality of the foregoing, a Person shall be deemed to be Controlled by another Person if such other Person possesses, directly or indirectly, power to vote 10% or more of the securities having ordinary voting power for the election of directors, managing general partners or the equivalent.

"Agent-Related Persons" means the Administrative Agent, together with its Affiliates (including, in the case of Bank of America in its capacity as the Administrative Agent, the Arranger), and the officers, directors, employees, agents and attorneys-in-fact of such Persons and Affiliates.

"Aggregate Commitments" means the sum of the Individual Commitments of all the Lenders.

"Agreement" means this Multicurrency Credit Agreement.

"Alternative Currency" means each of Euro, Sterling and each other currency (other than Dollars) that is approved in accordance with Section 1.7.

"Alternative Currency Equivalent" means, at any time, with respect to any amount denominated in Dollars, the equivalent amount thereof in the applicable Alternative Currency as determined by the Administrative Agent at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of such Alternative Currency with Dollars.

"Applicable Rate" means the following percentages per annum, based upon the Consolidated Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.6(b):

Pricing Level	Consolidated Leverage Ratio	Applicable Rate Facility Fee	Eurocurrency Rate	Utilization Fee
1	Less than or equal to 35%	.15%	.25%	.10%
2	Less than or equal to 45% but greater than 35%	.175%	.375%	.10%
3	Less than or equal to 50% but greater than 45%	.20%	.475%	.125%
4	Greater than 50%	.25%	.625%	.25%

Any increase or decrease in the Applicable Rate resulting from a change in the Consolidated Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.6(b); provided, however, that if a Compliance Certificate is not delivered when due in accordance with such Section, then Pricing Level 4 shall apply as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered through the date of delivery of such Compliance Certificate. The Applicable Rate in effect from the Effective Date through the date the first Compliance Certificate is required to be delivered pursuant to Section 6.6(b) shall be determined based upon Pricing Level 1.

"Applicable Time" means, with respect to any borrowings and payments in any Alternative Currency, the local time in the place of settlement for such Alternative Currency as may be determined by the Administrative Agent to be necessary for timely settlement on the relevant date in accordance with normal banking procedures in the place of payment.

"Arranger" means Banc of America Securities LLC, in its capacity as sole lead arranger and sole book manager.

"Asset Sale" means any sale, transfer or other disposition by the Company or any of its Subsidiaries to any Person other than the Company or any Wholly-Owned Subsidiary of the

Company of any asset (including, without limitation, any capital stock or other securities of another Person) of the Company or such Subsidiary other than (i) sales, transfers or other dispositions of inventory in the ordinary course of business, (ii) sales of equipment and other fixed assets no longer used or useful in the business of the Company or any of its Subsidiaries, as determined by the Company or such Subsidiary in its reasonable judgment, (iii) sales of equipment and other fixed assets if the proceeds thereof are used to purchase additional equipment or fixed assets, (iv) the license or sublicense of software, trademarks and other intellectual property in the ordinary course of business and (v) any sale, transfer or other disposition of cash.

"Assignment and Assumption" means an Assignment and Assumption substantially in the form of Exhibit C.

"Attorney Costs" means and includes all reasonable and documented fees, expenses and disbursements of any law firm and, without duplication, the reasonable and documented allocated cost of internal legal services and all reasonable and documented expenses and disbursements of internal counsel.

"Availability Period" means the period from and including the Effective Date to the earliest of (a) the Maturity Date, (b) the date of termination of the Aggregate Commitments pursuant to Section 2.4, and (c) the date of termination of the commitment of each Lender to make Loans pursuant to Section 7.2.

"Bank of America" means Bank of America, N.A. and its successors.

"Base Rate" means for any day a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus 1/2 of 1% and (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate." The "prime rate" is a rate set by Bank of America based upon various factors including Bank of America's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

"Base Rate Loan" means a Loan denominated in U.S. Dollars bearing interest prior to maturity at the Base Rate.

"Borrower" and "Borrowers" each has the meaning specified in the introductory paragraph hereto.

"Borrowing" means the total of Tranche A Loans or Tranche B Loans of a single type advanced by Lenders on a single date and, in the case of Eurourrency Rate Loans, in a single currency and for a single Interest Period, pursuant to Section 2.1.

"Borrowing Notice" means a notice in substantially the form of Exhibit A.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, Chicago,

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Illinois, New York, New York or the state where the Administrative Agent's Office with respect to Obligations denominated in Dollars is located and in addition:

(a) if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in Dollars, any fundings, disbursements, settlements and payments in Dollars in respect of any such Eurocurrency Rate Loan, or any other dealings in Dollars to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan, means any such day on which dealings in deposits in Dollars are conducted by and between banks in the London interbank eurodollar market;

(b) if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in Euro, any fundings, disbursements, settlements and payments in Euro in respect of any such Eurocurrency Rate Loan, or any other dealings in Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan, means a TARGET Day;

(c) if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in a currency other than Dollars or Euro, means any such day on which dealings in deposits in the relevant currency are conducted by and between banks in the London or other applicable offshore interbank market for such currency; and

(d) if such day relates to any fundings, disbursements, settlements and payments in a currency other than Dollars or Euro in respect of a Eurocurrency Rate Loan denominated in a currency other than Dollars or Euro, or any other dealings in any currency other than Dollars or Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan (other than any interest rate settings), means any such day on which banks are open for foreign exchange business in the principal financial center of the country of such currency.

"Cash Equivalents" means (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (b) domestic and Eurodollar denominated time deposits, certificates of deposit and bankers acceptances of any Lender or any bank whose short-term debt rating from Standard & Poor's Ratings Service ("S&P") is at least A-1 or the equivalent or from Moody's Investors Service, Inc. ("Moody's") is at least P-1 or the equivalent with maturities of not more than six months from the date of acquisition, (c) commercial paper with a rating of at least A-1 or the equivalent by S&P or at least P-1 or the equivalent by Moody's maturing within six months after the date of acquisition, (d) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within six months from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's, (e) investments in money market funds substantially all the assets of which are comprised of securities of the types described in clauses (a) through (d) above, and (f) BMTNs (Bons Moyen-Terme Negociables) maturing within five years from the date of acquisition thereof which is issued by a Person which is rated at least A-1 or the equivalent by S&P or at least P-1 or the equivalent by Moody's and other similar high quality instruments of equivalent United States rating in countries where Subsidiaries organized under Laws of jurisdictions outside of the United States are located.

A "Change of Control Event" shall be deemed to have occurred if (a) any Person or group of Persons (within the meaning of Section 13 or 14 of the Securities Exchange Act of 1934) shall have acquired beneficial ownership (within the meaning of Rule 13(d)-3 of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder) of more than 50% of the outstanding Voting Stock of the Company, (b) during any period of 12 consecutive months, commencing before or after the date of this Agreement, individuals who on the first day of such period were directors of the Company (together with any replacement or additional directors who were nominated or elected by a majority of directors then in office) cease to constitute a majority of the Board of Directors of the Company or (c) Aptar SAS ceases to be a Wholly-Owned Subsidiary.

"Code" means the Internal Revenue Code of 1986.

"Compliance Certificate" means a certificate in the form of Exhibit B.

"Consolidated Debt" means all Debt of the Company determined on a consolidated basis.

"Consolidated EBITDA" means, for any period, an amount equal to Consolidated Net Income for such period without giving effect to any extraordinary gains or losses plus the following to the extent deducted in calculating such Consolidated Net Income: (a) Consolidated Interest Expense for such period, (b) provisions for taxes based on income for such period, and (c) all depreciation and amortization expense for such period.

"Consolidated Interest Expense" means, for any period, total interest expense of the Company determined on a consolidated basis in connection with Debt.

"Consolidated Interest Ratio" means, for any period, the ratio of Consolidated EBITDA to Consolidated Interest Expense for such period.

"Consolidated Leverage Ratio" means, as of any time the same is to be determined, the ratio of (x) Consolidated Debt to (y) Total Capitalization.

"Consolidated Net Income" means, for any period, the net income (or loss), after provision for taxes, of the Company on a consolidated basis for such period taken as a single accounting period, after eliminating therefrom all extraordinary non-cash items of income.

"Consolidated Net Worth" means the aggregate amount of the Company's shareholders' equity determined from its consolidated balance sheet.

"Contractual Obligations" means, for any Person, any provision of any security issued by such Person or of any agreement, instrument or undertaking to which such Person is a party or by which it or any of its Property is bound.

"Control" has the meaning specified in the definition of "Affiliate."

"Credit Documents" means this Agreement, each Note, and any other agreements between any Lender and either Borrower executed in connection with this Agreement.

"Credit Extension" means each Borrowing.

"Debt" means all items described in clauses (i) through (vii) of the definition of Indebtedness.

"Debtor Relief Laws" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Default" means any event or condition the occurrence of which would, with the passage of time or the giving of notice, or both, constitute an Event of Default.

"Default Rate" means (a) with respect to Base Rate Loans, an interest rate equal to (i) the Base Rate plus (ii) 2% per annum; and (b) with respect to Eurocurrency Rate Loans, an interest rate equal to (i) the interest rate (including any Applicable Rate and any Mandatory Cost) otherwise applicable to such Loan, plus (ii) 2% per annum.

"Defaulting Lender" means any Lender that (a) has failed to fund any portion of the Loans required to be funded by it hereunder within one Business Day of the date required to be funded by it hereunder, unless the subject of a good faith dispute, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within one Business Day of the date when due, unless the subject of a good faith dispute, or (c) has been deemed insolvent or become the subject of a bankruptcy or insolvency proceeding.

"Dollar" and "$" mean lawful money of the United States.

"Dollar Equivalent" means, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any Alternative Currency, the equivalent amount thereof in Dollars as determined by the Administrative Agent at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of Dollars with such Alternative Currency.

"Effective Date" is defined in Section 4.1.

"Eligible Assignee" has the meaning specified in Section 10.7(g).

"EMU" means the economic and monetary union in accordance with the Treaty of Rome 1957, as amended by the Single European Act 1986, the Maastricht Treaty of 1992 and the Amsterdam Treaty of 1998.

"EMU Legislation" means the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency.

"Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law ("Claims") or any permit issued under any Environmental Law, including, without limitation, (a) any and all Claims by a Governmental Authority for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (b) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

"Environmental Law" means any United States federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy having the force of law or rule of common law now or hereafter in effect and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, in each case relating to the environment, health, safety or Hazardous Materials.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with the Company within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

"ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by the Company or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Company or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Company or any ERISA Affiliate.

"Euro" and "EUR" mean the lawful currency of the Participating Member States introduced in accordance with the EMU Legislation.

"Eurocurrency Base Rate" has the meaning specified in the definition of Eurocurrency Rate.

"Eurocurrency Rate" means for any Interest Period with respect to a Eurocurrency Rate Loan, a rate per annum determined by the Administrative Agent pursuant to the following formula:

$$\text{Eurocurrency Rate} \quad \frac{\text{Eurocurrency Base Rate}}{1.0 - \text{Eurodollar Reserve Percentage}}$$

Where,

"Eurocurrency Base Rate" means, for such Interest Period:

(a)   the applicable Screen Rate for such Interest Period; or

(b)   if the applicable Screen Rate shall not be available, the rate per annum determined by the Administrative Agent as the rate of interest at which deposits in the relevant currency for delivery on the first day of such Interest Period in Same Day Funds in the approximate amount of the Eurocurrency Rate Loan being made, continued or converted by the Lenders and with a term equivalent to such Interest Period would be offered by Bank of America's London Branch (or other Bank of America branch or Affiliate) to major banks in the London or other offshore interbank market for such currency at their request at approximately 4:00 p.m. (London time) two Business Days prior to the first day of such Interest Period.

"Eurodollar Reserve Percentage" means, for any day during any Interest Period, the reserve percentage (expressed as a decimal, carried out to five decimal places) in effect on such day, whether or not applicable to any Lender, under regulations issued from time to time by the FRB for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as "Eurocurrency liabilities"). The Eurocurrency Rate for each outstanding Eurocurrency Rate Loan shall be adjusted automatically as of the effective date of any change in the Eurodollar Reserve Percentage.

"Eurocurrency Rate Loan" means a loan that bears interest at a rate based on the Eurocurrency Rate. Eurocurrency Rate Loans may be denominated in Dollars or in an Alternative Currency. All Loans denominated in an Alternative Currency must be Eurocurrency Rate Loans.

"Event of Default" means any of the events or circumstances specified in Section 7.1.

"Existing Credit Agreement" means the Credit Agreement dated as of June 30, 1999, as amended prior to the date hereof, among the Company, the Lenders party thereto and Bank of America, as administrative agent.

"Federal Funds Rate" means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Bank of America on such day on such transactions as determined by the Administrative Agent.

"Fee Letter" means the letter agreement, dated January 7, 2004, among the Company, the Administrative Agent and the Arranger.

"FRB" means the Board of Governors of the Federal Reserve System of the United States.

"GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

"Guaranty" by any Person means all obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation (including, without limitation, limited or full recourse obligations in connection with sales of receivables or any other Property) of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, all obligations incurred through an agreement, contingent or otherwise, by such Person: (i) to purchase such Indebtedness or obligation or any Property or assets constituting security therefor, (ii) to advance or supply funds (x) for the purchase or payment of such Indebtedness or obligation, or (y) to maintain working capital or other balance sheet condition, or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation, or (iii) to lease Property or to purchase Securities or other Property or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of the primary obligor to make payment of the Indebtedness or obligation, or (iv) otherwise to assure the owner of the Indebtedness or obligation of the primary obligor against loss in respect thereof. For the purpose of all computations made under this Agreement, the amount of a Guaranty in respect of any obligation shall be deemed to be equal to the maximum aggregate amount of such obligation or, if the Guaranty is limited to less than the full amount of such obligation, the maximum aggregate potential liability under the terms of the Guaranty.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

"Indebtedness" means, for any Person, all obligations of such Person, without duplication, required by GAAP to be shown as liabilities on its balance sheet, and in any event

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shall include all (i) obligations of such Person for borrowed money, (ii) obligations of such Person representing the deferred purchase price of property or services other than accounts payable and accrued expenses arising in the ordinary course of business on terms customary in the trade, (iii) obligations of such Person evidenced by notes, acceptances, or other instruments of such Person or arising out of letters of credit issued for such Person's account, (iv) obligations, whether or not assumed, secured by Liens or payable out of the proceeds or production from Property now or hereafter owned or acquired by such Person, (v) capitalized lease obligations of such Person, (vi) all Indebtedness (as defined above) of any partnership in which such Person is a general partner, (vii) the outstanding principal amount then owed to investors in connection with the sale of the Company's or any of its Subsidiaries' accounts receivable, (viii) Synthetic Lease Obligations of such Person and (ix) obligations for which such Person is obligated pursuant to a Guaranty.

"Indemnified Liabilities" has the meaning specified in Section 10.5.

"Indemnitees" has the meaning specified in Section 10.5.

"Individual Commitment" means, with respect to any Lender, its obligation to make Loans in an aggregate principal amount at any one time outstanding not to exceed the Dollar Amount set forth opposite such Lender's name on Schedule 2.1 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. A Lender's Individual Commitment shall be the total amount of Loans such Lender is obligated to extend to the Borrowers under its Tranche A Commitment and its Tranche B Commitment notwithstanding that the sum of the Tranche A Commitment and the Tranche B Commitment of such Lender may exceed its Individual Commitment.

"Individual Outstanding Amount" means, with respect to any Lender, the sum of (a) such Lender's Tranche A Obligations plus (b) such Lender's Tranche B Obligations.

"Interest Payment Date" means (a) for a Base Rate Loan, each March 31, June 30, September 30 and December 31 and the Maturity Date, (b) for a Eurocurrency Rate Loan with an Interest Period of 3 months or less, the last day of such Interest Period and the Maturity Date, and (c) for a Eurocurrency Rate Loan with an Interest Period of 6 months, the date that is 3 months from the first day of such Interest Period and the last day of such Interest Period and the Maturity Date.

"Interest Period" means, as to each Eurocurrency Rate Loan, the period commencing on the date such Eurocurrency Rate Loan is disbursed or converted to or continued as a Eurocurrency Rate Loan and ending on the date one, two, three or six months thereafter, as selected by the Company in its Borrowing Notice; provided that:

(a)   any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b)   any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c)   no Interest Period shall extend beyond the Maturity Date.

"IRS" means the United States Internal Revenue Service.

"Laws" means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

"Lender" is defined in the introductory paragraph of this Agreement.

"Lending Office" means, as to any Lender, the office or offices of such Lender described as such in such Lender's Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Company and the Administrative Agent.

"Lending Percentage" means, relative to any Lender (a) in the case of Tranche A Loans, the percentage which, after giving effect to the requested Loan, would result in such Lender's Individual Outstanding Amount being equal to its Voting Percentage of the Total Outstanding Amount and (b) in the case of Tranche B Loans, the percentage which (i) the amount of such Lender's Tranche B Commitment is of (ii) the aggregate amount of all Tranche B Commitments of all Lenders.

"Lien" means any interest in any Property or asset securing an obligation owed to, or a claim by, a Person other than the owner of the Property or asset, whether such interest is based on the common law, statute or contract, including, but not limited to, the security interest lien arising from a mortgage, encumbrance, pledge, conditional sale, security agreement or trust receipt, or a lease, consignment or bailment for security purposes and any financing lease having substantially the same economic effect as any of the foregoing.

"Loan" means each Tranche A Loan and Tranche B Loan.

"Mandatory Cost" means, with respect to any period for any applicable Eurocurrency Rate Loan denominated in Sterling, the percentage rate per annum determined in accordance with Schedule 1.1.

"Material Adverse Effect" means (a) a material adverse effect on the business, assets, liabilities (actual or contingent), operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; (b) a material impairment of the ability of a Borrower to perform its obligations under any Credit Document to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against a Borrower of any Credit Document to which it is a party.

"Maturity Date" means February 27, 2009.

"Non-U.S. Lender" has the meaning specified in Section 10.15(b)(i).

"Multiemployer Plan" means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Company or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

"Non-Tranche B Lender" means each Lender who does not have a Tranche B Commitment.

"Note" means a promissory note made by a Borrower in favor of a Lender evidencing Loans made by such Lender to such Borrower, substantially in the form of Exhibit E.

"Obligations" means all advances to, and debts, liabilities, obligations, covenants and duties of, each Borrower arising under any Credit Document or otherwise with respect to any Loan, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against either Borrower or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

"Organization Documents" means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

"Other Taxes" has the meaning specified in Section 3.1(b).

"Overnight Rate" means, for any day, (a) with respect to any amount denominated in Dollars, the Federal Funds Rate, and (b) with respect to any amount denominated in an Alternative Currency, the rate of interest per annum at which overnight deposits in the applicable Alternative Currency, in an amount approximately equal to the amount with respect to which such rate is being determined, would be offered for such day by a branch or Affiliate of Bank of America in the applicable offshore interbank market for such currency to major banks in such interbank market.

"Participant" has the meaning specified in Section 10.7(d).

"Participating Member State" means each such state so described in any EMU Legislation.

"PBGC" means the Pension Benefit Guaranty Corporation.

"Pension Plan" means any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by the Company or any ERISA Affiliate or to which the Company or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

"Permitted Liens" is defined in Section 6.13.

"Permitted Receivables Transaction" means the sale, transfer or other disposition of accounts receivable by the Company and its Subsidiaries in connection with agreements for limited recourse or non-recourse sales by the Company or any of its Subsidiaries for cash of such receivables or interests therein, provided that (a) any such agreement is of a type and on terms customary for comparable transactions in the good faith judgment of the Company, (b) such agreement does not create any interest in any asset other than (i) receivables, (ii) contracts associated with such receivables, (iii) accounts into which payments of such receivables are made (iv) books and records related to such receivables, and (v) property securing or otherwise supporting such receivables (and proceeds of the foregoing) and (c) on any date of determination, the aggregate face value of such receivables shall not exceed at any time outstanding $50,000,000.

"Person" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization or any other entity or organization, including a government or any agency or political subdivision thereof.

"Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established by the Company or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

"Property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, whether now owned or hereafter acquired.

"Register" has the meaning specified in Section 10.7(c).

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

"Required Lenders" means, at any time, Lenders then holding in aggregate more than 50% of the Voting Percentages.

"Responsible Officer" means the chief executive officer, president, chief financial officer, treasurer or assistant treasurer of a Borrower. Any document delivered hereunder that is signed by a Responsible Officer of a Borrower shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Borrower and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Borrower.

"Revaluation Date" means with respect to any Loan, each of the following: (a) each date of a Borrowing of a Eurocurrency Rate Loan denominated in an Alternative Currency, (b) each date of a continuation of a Eurocurrency Rate Loan denominated in an Alternative Currency pursuant to Section 2.2, and (c) such additional dates as the Administrative Agent shall determine or the Required Lenders shall require, but in no event more frequently than once a week.

"Same Day Funds" means (a) with respect to disbursements and payments in Dollars, immediately available funds, and (b) with respect to disbursements and payments in an Alternative Currency, same day or other funds as may be determined by the Administrative Agent to be customary in the place of disbursement or payment for the settlement of international banking transactions in the relevant Alternative Currency.

"Screen Rate" means, for any Interest Period:

(a)   the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate that appears on the page of the Telerate screen (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate for deposits in the relevant currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period; or

(b)   if the rate referenced in the preceding clause (a) does not appear on such page or service or such page or service shall cease to be available, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate on such other page or other service customarily referenced to determine the average British Bankers Association Interest Settlement Rate for deposits in the relevant currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period.

"SEC" means the Securities and Exchange Commission.

"Security" has the same meaning as in Section 2(1) of the Securities Act of 1933.

"Special Notice Currency" means at any time an Alternative Currency, other than the currency of a country that is a member of the Organization for Economic Cooperation and Development at such time located in North America or Europe.

"Spot Rate" for a currency means the rate determined by the Administrative Agent in accordance with its customary business practice to be the rate quoted by the Administrative Agent as the spot rate for the purchase by Administrative Agent of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two Business Days prior to the date as of which the foreign exchange computation is made; provided that the Administrative Agent may obtain such spot rate from another financial institution designated by the Administrative Agent if the Administrative Agent does not have as of the date of determination a spot buying rate for any such currency.

"Sterling" and "£" mean the lawful currency of the United Kingdom.

"Subsidiary" means, for the Company, any corporation or other entity of which more than fifty percent (50%) of the outstanding stock or comparable equity interests having ordinary voting power for the election of the Board of Directors of such corporation or similar governing body in the case of a non-corporation (irrespective of whether or not, at the time, stock or other equity interests of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by the Company or by one or more of its Subsidiaries.

"Synthetic Lease Obligation" means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

"TARGET Day" means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) payment system (or, if such payment system ceases to be operative, such other payment system (if any) determined by the Administrative Agent in the exercise of its reasonable business discretion to be a suitable replacement) is open for the settlement of payments in Euro.

"Taxes" has the meaning specified in Section 3.1(a).

"Total Capitalization" means the sum of Consolidated Debt plus Consolidated Net Worth.

"Total Outstanding Amount" means, on any date, the sum of (a) the Tranche A Obligations plus (b) the Tranche B Obligations as of such date.

"Tranche A Commitment" means, as to any Lender, the Commitment of such Lender, if any, to issue Tranche A Loans for the account of the Company pursuant to Section 2.1. The initial amount of the Tranche A Commitment of each Lender is set forth on Schedule 2.1.

"Tranche A Loans" has the meaning specified in Section 2.1(a).

"Tranche B Loans" has the meaning specified in Section 2.1(b).

"Tranche A Obligations" means, at any time, the sum, without duplication, of the Dollar Equivalent of the aggregate outstanding principal amount of the Tranche A Loans.

"Tranche B Commitment" means, as to any Lender, the commitment of such Lender, if any, to issue Tranche B Loans for the account of Aptar SAS pursuant to Section 2.1. The initial amount of the Tranche B Commitment of each Lender is set forth on Schedule 2.1.

"Tranche B Lender" means each Lender who has a Tranche B Commitment.

"Tranche B Obligations" means, at any time, the Dollar Equivalent of the aggregate outstanding principal amount of all Tranche B Loans.

"Type" means, with respect to a Loan, its character as a Base Rate Loan or Eurocurrency Rate Loan.

"Unfunded Pension Liability" means the excess of a Pension Plan's benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan's assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Section 412 of the Code for the applicable plan year.

"United States" and "U.S." mean the United States of America.

"Voting Percentage" means, with respect to each Lender at any time, a fraction (expressed as a percentage, carried to the ninth decimal place), the numerator of which is the amount of the Individual Commitment of such Lender at such time and the denominator of which is the amount of the Aggregate Commitments at such time; provided that if the Aggregate Commitments have been terminated, the Voting Percentage of each Lender at any time shall be a fraction (expressed as a percentage, carried out to the ninth decimal place), the numerator of which is the individual outstanding Loans of such Lender at such time and the denominator of which is the amount of the total outstanding Loans at such time.

"Voting Stock" of any Person means capital stock of any class or classes (however designated) having ordinary voting power for the election of directors of such Person, other than stock having such power only by reason of the happening of a contingency.

"Wholly-Owned" when used in connection with any Subsidiary of the Company means a Subsidiary of which all of the issued and outstanding shares of stock or other equity interests (other than directors' qualifying shares as required by Law or equity interests held by Persons other than the Company or any Subsidiary of the Company to the extent required in connection with any Permitted Receivables Transaction) are owned by the Company and/or one or more of its Wholly-Owned Subsidiaries.

Section 1.2   Other Interpretive Provisions.   With reference to this Agreement and each other Credit Document, unless otherwise specified herein or in such other Credit Document:

(a)   The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)   (i) The words "herein," "hereto," "hereof" and "hereunder" and words of similar import when used in any Credit Document shall refer to such Credit Document as a whole and not to any particular provision thereof.

(ii) Section, Exhibit and Schedule references are to the Credit Document in which such reference appears.

(iii) The term "including" is by way of example and not limitation.

(iv) The term "documents" includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(c)   In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(d)   Section headings herein and in the other Credit Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Credit Document.

Section 1.3   Accounting Terms.

(a)   All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, except as otherwise specifically prescribed herein.

(b)   If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Credit Document, and either the Company or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Company shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders); provided that, until so amended or such request shall be withdrawn, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Company shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

Section 1.4   Rounding.   Any financial ratios required to be maintained by the Company pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.5   References to Agreements and Laws.   Unless otherwise expressly provided herein, (a) references to Organization Documents, agreements (including the Credit Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are not prohibited by any Credit Document; and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

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Section 1.6   Exchange Rates; Currency Equivalents.

(a)   The Administrative Agent shall determine the Spot Rates as of each Revaluation Date to be used for calculating Dollar Equivalent amounts of Loans denominated in Alternative Currencies in accordance with its customary business practice. Such Spot Rates shall become effective as of such Revaluation Date and shall be the Spot Rates employed in converting any amounts between the applicable currencies until the next Revaluation Date to occur. Except for purposes of financial statements delivered by the Company hereunder or calculating financial covenants hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars) for purposes of the Credit Documents shall be such Dollar Equivalent amount as so determined by the Administrative Agent in accordance with its customary business practice.

(b)   Wherever in this Agreement in connection with a Borrowing or conversion, continuation or prepayment of a Eurocurrency Rate Loan, an amount, such as a required minimum or multiple amount, is expressed in Dollars, but such Borrowing or Eurocurrency Rate Loan is denominated in an Alternative Currency, such amount shall be the relevant Alternative Currency Equivalent of such Dollar amount (rounded to the nearest unit of such Alternative Currency, with 0.5 of a unit being rounded upward), as determined by the Administrative Agent.

Section 1.7   Additional Alternative Currencies.

(a)   The Company may from time to time request that Eurocurrency Rate Loans be made in a currency other than those specifically listed in the definition of "Alternative Currency;" provided that such requested currency is a lawful currency (other than Dollars) that is readily available and freely transferable and convertible into Dollars. In the case of any such request with respect to the making of Eurocurrency Rate Loans, such request shall be subject to the approval of the Administrative Agent and the Lenders.

(b)   Any such request shall be made to the Administrative Agent not later than 11:00 a.m., 20 Business Days prior to the date of the desired Credit Extension (or such other time or date as may be agreed by the Administrative Agent, in its sole discretion). In the case of any such request pertaining to Eurocurrency Rate Loans, the Administrative Agent shall promptly notify each Lender thereof. Each Lender shall notify the Administrative Agent, not later than 11:00 a.m., ten Business Days after receipt of such request whether it consents, in its sole discretion, to the making of Eurocurrency Rate Loans in such requested currency.

(c)   Any failure by a Lender to respond to such request within the time period specified in the preceding sentence shall be deemed to be a refusal by such Lender to permit Eurocurrency Rate Loans to be made in such requested currency. If the Administrative Agent and all the Lenders consent to making Eurocurrency Rate Loans in such requested currency, the Administrative Agent shall so notify the Company and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Borrowings of Eurocurrency Rate Loans. If the Administrative Agent shall fail to obtain consent to any request for an additional currency under this Section 1.7, the Administrative Agent shall promptly so notify the Company no later than 10 Business Days after receipt of the Company's request under clause (b) above.

Section 1.8   Change of Currency.

(a)   Each obligation of the Borrowers to make a payment denominated in the national currency unit of any member state of the European Union that adopts the Euro as its lawful currency after the date hereof shall be redenominated into Euro at the time of such adoption (in accordance with the EMU Legislation). If, in relation to the currency of any such member state, the basis of accrual of interest expressed in this Agreement in respect of that currency shall be inconsistent with any convention or practice in the London interbank market for the basis of accrual of interest in respect of the Euro, such expressed basis shall be replaced by such convention or practice with effect from the date on which such member state adopts the Euro as its lawful currency; provided that if any Borrowing in the currency of such member state is outstanding immediately prior to such date, such replacement shall take effect, with respect to such Borrowing, at the end of the then current Interest Period.

(b)   Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent in consultation with the Company may from time to time specify to be appropriate to reflect the adoption of the Euro by any member state of the European Union and any relevant market conventions or practices relating to the Euro.

(c)   Each provision of this Agreement also shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify in consultation with the Company to be appropriate to reflect a change in currency of any other country and any relevant market conventions or practices relating to the change in currency.

Section 1.9   Times of Day.   Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

SECTION 2.   THE COMMITMENTS AND CREDIT EXTENSIONS.

Section 2.1   Commitments.

(a)   Subject to the terms and conditions set forth herein, each Lender severally agrees to make loans (each such loan, a "Tranche A Loan") to the Company in Dollars or in one or more Alternative Currencies from time to time, on any Business Day during the Availability Period, in an aggregate amount not to exceed at any time outstanding the amount of such Lender's Tranche A Commitment; provided, however, that after giving effect to any Tranche A Borrowing, (i) the Total Outstanding Amount shall not exceed the Aggregate Commitments, (ii) the aggregate outstanding principal amount of the Tranche A Loans of any Lender shall not exceed such Lender's Tranche A Commitment, (iii) the Tranche A Obligations shall not exceed the aggregate Tranche A Commitments, and (iv) the aggregate principal amount of all Loans of any Lender shall not exceed such Lender's Individual Commitment. Within the limits of each Lender's Tranche A Commitment, and subject to the other terms and conditions hereof, the Company may borrow under this Section 2.1(a), prepay under Section 2.3, and reborrow under this Section 2.1 (a). Loans may be Base Rate Loans or Eurocurrency Rate Loans, as further provided herein.

(b)   Subject to the terms and conditions set forth herein, each Tranche B Lender severally agrees to make loans (each such loan, a "Tranche B Loan") to Aptar SAS in Dollars or

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in one or more Alternative Currencies from time to time, on any Business Day during the Availability Period, in an aggregate amount not to exceed at any time outstanding the amount of such Lender's Tranche B Commitment; provided, however, that after giving effect to any Tranche B Borrowing, (i) the Total Outstanding Amount shall not exceed the Aggregate Commitments, (ii) the aggregate outstanding principal amount of the Tranche B Loans of any Tranche B Lender shall not exceed such Tranche B Lender's Tranche B Commitment, (iii) the Tranche B Obligations shall not exceed the aggregate Tranche B Commitments, and (iv) the aggregate principal amount of all Loans of any Lender shall not exceed such Lender's Individual Commitment. Within the limits of each Tranche B Lender's Tranche B Commitment, and subject to the other terms and conditions hereof, Aptar SAS may borrow under this Section 2.1(b), prepay under Section 2.3, and reborrow under this Section 2.1(b). Loans may be Base Rate Loans or Eurocurrency Rate Loans, as further provided herein.

(c)   In the event there are Non-Tranche B Lenders, on each date that a Tranche B Loan is requested which exceeds the unused Individual Commitments of the Tranche B Lenders, the Administrative Agent shall recalculate the applicable Lending Percentage for each Lender in all outstanding Tranche A Loans after giving effect to the aggregate Tranche B Obligations (including the requested Tranche B Loan) and, to the extent necessary, on the date the requested Tranche B Loan is advanced, each Non-Tranche B Lender shall purchase for cash Tranche A Loans from the Tranche B Lenders in such amount as is necessary so that after giving effect to such requested Tranche B Loan and such purchases, the aggregate principal amount of Tranche A Loans of each Non-Tranche B Lender shall be equal to its Voting Percentage of the Total Outstanding Amount. Non-Tranche B Lenders purchasing Tranche A Loans pursuant to this Section 2.1(c) shall pay the requisite amounts to the Administrative Agent on the date the requested Tranche B Loan is advanced in accordance with Section 2.3(b) and the Administrative Agent shall effectuate the settlement with the other Lenders.

Section 2.2   Borrowings, Conversions and Continuations of Loans.

(a)   Each Borrowing, each conversion of Loans from one Type to the other, and each continuation of Eurocurrency Rate Loans shall be made upon the Company's irrevocable notice to the Administrative Agent, which may be given by telephone. Each such notice must be received by the Administrative Agent not later than 11:30 a.m. (i) three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Eurocurrency Rate Loans denominated in Dollars or of any conversion of Eurocurrency Rate Loans denominated in Dollars to Base Rate Loans, (ii) four Business Days (or five Business Days in the case of a Special Notice Currency) prior to the requested date of any Borrowing or continuation of Eurocurrency Rate Loans denominated in Alternative Currencies, and (iii) on the requested date of any Borrowing of Base Rate Loans. Each telephonic notice by the Company pursuant to this Section 2.2(a) must be confirmed promptly by delivery to the Administrative Agent of a written Borrowing Notice, appropriately completed and signed by a Responsible Officer of the Company. Except as provided in Sections 2.3(c) and 2.4(c), each Borrowing of, conversion to or continuation of Eurocurrency Rate Loans shall be in a principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof. Each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Each Borrowing Notice (whether telephonic or written) shall specify (i) whether the Company is requesting a Borrowing, a conversion of Loans from one Type to the other, or a continuation of

Eurocurrency Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted, (v) if applicable, the duration of the Interest Period with respect thereto, (vi) the currency of the Loans to be borrowed, and (vii) the applicable Borrower. If the Company fails to specify a currency in a Borrowing Notice requesting a Borrowing, then the Loans so requested shall be made in Dollars. If the Company fails to specify a Type of Loan in a Borrowing Notice or if the Company fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made as, or converted to, Base Rate Loans; provided, however, that in the case of a failure to timely request a continuation of Loans denominated in an Alternative Currency, such Loans shall be continued as Eurocurrency Rate Loans in their original currency with an Interest Period of one month. Any automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurocurrency Rate Loans. If the Company requests a Borrowing of, conversion to, or continuation of Eurocurrency Rate Loans in any such Borrowing Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month. No Loan may be converted into or continued as a Loan denominated in a different currency, but instead must be prepaid in the original currency of such Loan and reborrowed in the other currency. Notwithstanding the foregoing, the Borrower may request Eurocurrency Rate Loans denominated in Dollars to be made on the Effective Date provided the Company has given the Administrative Agent a Borrowing Notice not later than 11:30 a.m. three Business Days prior to the Effective Date.

(b)   Following receipt of a Borrowing Notice, the Administrative Agent shall promptly notify each Lender of the amount (and currency) of its Lending Percentage of the applicable Loans, and if no timely notice of a conversion or continuation is provided by the Company, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Base Rate Loans or continuation of Loans denominated in a currency other than Dollars, in each case as described in the preceding subsection. In the case of a Borrowing, each Lender shall make the amount of its Loan available to the Administrative Agent in Same Day Funds at the Administrative Agent's Office for the applicable currency not later than 1:00 p.m., in the case of any Base Rate Loan, not later than noon, in the case of any Eurocurrency Loan denominated in Dollars, and not later than the Applicable Time specified by the Administrative Agent in the case of any Loan in an Alternative Currency, in each case on the Business Day specified in the applicable Borrowing Notice. Upon satisfaction of the applicable conditions set forth in Section 4.2 (and, if such Borrowing is the initial Loan, Section 4.1), the Administrative Agent shall make all funds so received available to the applicable Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of such Borrower on the books of Bank of America with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Company not later than 2:30 p.m., in the case of any Loan denominated in Dollars and not later than two hours after the funding deadline specified by the Administrative Agent with respect to such Loan in the case of any Loan in an Alternative Currency.

(c)   Subject to the provisions of Section 3.5, a Eurocurrency Rate Loan may be continued or converted other than on the last day of an Interest Period for such Eurocurrency

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Rate Loan. During the continuance of an Event of Default under Section 7.1(a) or, solely with respect to any Borrower, Section 7.1(f) or (g), without the consent of the Required Lenders (i) no Loans denominated in Dollars may be requested as, converted to or continued as Eurocurrency Rate Loans and (ii) no Loans denominated in an Alternative Currency may be continued as Eurocurrency Rate Loans with an Interest Period longer than one month. Notwithstanding any other provision hereunder, no Borrower shall be entitled to convert (x) Loans denominated in one currency into Loans denominated in another currency, (y) Eurocurrency Rate Loans denominated in an Alternative Currency into a Base Rate Loan, or (z) Tranche A Loans into Tranche B Loans or Tranche B Loans into Tranche A Loans. If Aptar SAS requests a Borrowing of Tranche B Loans to be made on any date other than the last day of an Interest Period for Tranche A Loans and such Borrowing results in the purchase of Tranche A Loans by Non-Tranche B Lenders pursuant to Section 2.1(c), the Company shall pay any amounts due under Section 3.5.

(d)   The Administrative Agent shall promptly notify the Company and the Lenders of the interest rate applicable to any Interest Period for Eurocurrency Rate Loans upon determination of such interest rate. The determination of the Eurocurrency Rate by the Administrative Agent shall be conclusive in the absence of demonstrable error. At any time that Base Rate Loans are outstanding, the Administrative Agent shall notify the Company and the Lenders of any change in Bank of America's prime rate used in determining the Base Rate promptly following the public announcement of such change.

(e)   After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than ten Interest Periods in effect.

Section 2.3   Prepayments.

(a)   Each Borrower may, upon notice from the Company to the Administrative Agent, at any time or from time to time voluntarily prepay Loans in whole or in part without premium or penalty; provided that (i) such notice must be received by the Administrative Agent not later than 11:30 a.m. (A) three Business Days prior to any date of prepayment of Eurocurrency Rate Loans denominated in Dollars, (B) four Business Days (or five, in the case of prepayment of Loans denominated in Special Notice Currencies) prior to any date of prepayment of Eurocurrency Rate Loans denominated in Alternative Currencies, and (C) on the date of prepayment of Base Rate Loans; (ii) any prepayment of Eurocurrency Rate Loans denominated in Dollars shall be in a principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof; (iii) any prepayment of Eurocurrency Rate Loans in Alternative Currencies shall be in a minimum principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof; and (iv) any prepayment of Base Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid and, if Eurocurrency Rate Loans are to be prepaid, the Interest Period(s) of such Loans. The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender's Lending Percentage of such prepayment. If such notice is given by the Company, the applicable Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurocurrency Rate Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.5. Each such prepayment shall be applied to the Loans of the Lenders in accordance with their respective Lending Percentage of such Loan.

(b)   If at any time the Total Outstanding Amount exceeds an amount equal to 105% of the Aggregate Commitments then in effect, the Administrative Agent may, and at the request of any Lender shall, notify the Company and, within two Business Days after receipt of such notice, the Borrowers shall prepay Loans in an aggregate amount sufficient to reduce such Total Outstanding Amount as of such date of payment to an amount not to exceed 100% of the Aggregate Commitments then in effect.

(c)   If at any time the Tranche A Obligations exceed an amount equal to 105% of the aggregate Tranche A Commitments then in effect, the Administrative Agent may, and at the request of any Lender shall, notify the Company and, within two Business Days after receipt of such notice, the Company shall prepay Tranche A Loans in an aggregate amount sufficient to reduce such Tranche A Obligations as of such date of payment to an amount not to exceed 100% of the aggregate Tranche A Commitments then in effect.

(d)   If at any time the Tranche B Obligations exceed an amount equal to 105% of the aggregate Tranche B Commitments then in effect, the Administrative Agent may, and at the request of any Lender shall, notify the Company or Aptar SAS and, within two Business Days after receipt of such notice, Aptar SAS shall prepay Tranche B Loans in an aggregate amount sufficient to reduce such Tranche B Obligations as of such date of payment to an amount not to exceed 100% of the aggregate Tranche B Commitments then in effect.

Section 2.4   Termination or Reduction of Commitments.   The Company may, upon notice to the Administrative Agent, terminate the Aggregate Commitments, or from time to time irrevocably reduce the Aggregate Commitments; provided that (i) any such notice shall be received by the Administrative Agent not later than 3:00 p.m. five Business Days prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of $10,000,000 or any whole multiple of $1,000,000 in excess thereof, (iii) the Company shall not terminate or reduce the Aggregate Commitments if, after giving effect thereto and to any concurrent prepayments hereunder, the Total Outstanding Amount would exceed the Aggregate Commitments, and (iv) if, after giving effect to any reduction of the Aggregate Commitments, the aggregate Tranche A Commitments or the aggregate Tranche B Commitments exceeds the amount of the Aggregate Commitments, such Commitment shall be automatically reduced by the amount of such excess. The Administrative Agent will promptly notify the Lenders of any such notice of termination or reduction of the Aggregate Commitments. Any reduction of the Aggregate Commitments shall be applied to the Individual Commitment of each Lender according to its Voting Percentage and any reduction of the Tranche A Commitments or the Tranche B Commitments shall be applied to the Tranche A Commitment or the Tranche B Commitment, as applicable of each Lender according to its Lending Percentage. All fees accrued until the effective date of any termination of the Aggregate Commitments shall be paid on the effective date of such termination.

Section 2.5   Repayment of Loans. Each Borrower shall repay to the Lenders on the Maturity Date the aggregate principal amount of Loans made to such Borrower outstanding on such date. In no event shall Aptar SAS have any obligation to repay the Loans made to the Company.

Section 2.6   Interest.

(a)   Subject to the provisions of subsection (b) below, (i) each Eurocurrency Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurocurrency Rate for such Interest Period plus the Applicable Rate plus (in the case of a Eurocurrency Rate Loan of any Lender which is lent from a Lending Office in the United Kingdom or a Participating Member State) the Mandatory Cost; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate.

(b)   (i)   If any amount of principal of any Loan is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii)   Accrued and unpaid interest on past due amounts shall be due and payable upon demand.

(c)   Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

Section 2.7   Fees.

(a)   Facility Fee. The Company shall pay to the Administrative Agent for the account of each Lender in accordance with its Voting Percentage, a facility fee in Dollars equal to the Applicable Rate times the actual daily amount of the Aggregate Commitments (or, if the Aggregate Commitments have been terminated, on the Total Outstanding Amount), regardless of usage. The facility fee shall accrue at all times during the Availability Period (and thereafter so long as Loans remain outstanding), including at any time during which one or more of the conditions in Section 4 is not met, and shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the Effective Date and on the Maturity Date (and, if applicable, thereafter on demand). The facility fee shall be calculated quarterly in arrears, and if there is any change in the Applicable Rate during any quarter, the actual daily amount shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect.

(b)   Utilization Fee. The Company shall pay to the Administrative Agent for the account of each Lender in accordance with its Voting Percentage, a utilization fee in Dollars equal to the Applicable Rate times the Total Outstanding Amount on each day that the Total

Outstanding Amount exceeds 50% of the actual daily amount of the Aggregate Commitments then in effect (or, if terminated, in effect immediately prior to such termination). The utilization fee shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the Effective Date, and on the Maturity Date. The utilization fee shall be calculated quarterly in arrears and if there is any change in the Applicable Rate during any quarter, the daily amount shall be computed and multiplied by the Applicable Rate for each period during which such Applicable Rate was in effect. The utilization fee shall accrue at all times, including at any time during which one or more of the conditions in Section 4 is not met.

(c)   Other Fees.

(i)   The Company shall pay to the Arranger and the Administrative Agent for their own respective accounts, in Dollars, fees in the amounts and at the times specified in the Fee Letter. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

(ii)   The Company shall pay to the Lenders, in Dollars, such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

Section 2.8   Computation of Interest and Fees.   All computations of interest for Base Rate Loans when the Base Rate is determined by Bank of America's "prime rate" and for Eurocurrency Rate Loans denominated in Sterling shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year), or, in the case of interest in respect of Loans denominated in Alternative Currencies as to which market practice differs from the foregoing, in accordance with such market practice. Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.10(a), bear interest for one day.

Section 2.9   Evidence of Debt.   The Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Loans made by the Lenders to the Borrowers and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of demonstrable error. Upon the request of any Lender to a Borrower made through the Administrative Agent, such Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such

Lender's Loans to such Borrower in addition to such accounts or records. Each Lender may attach schedules to a Note and endorse thereon the date, Type (if applicable), amount, currency and maturity of its Loans and payments with respect thereto.

Section 2.10 <u>Payments Generally</u>.

(a) All payments to be made by the Borrowers shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein and except with respect to principal of and interest on Loans denominated in an Alternative Currency, all payments by the Borrowers hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent's Office in Dollars and in Same Day Funds not later than 2:00 p.m. on the date specified herein. Except as otherwise expressly provided herein, all payments by the Borrowers hereunder with respect to principal and interest on Loans denominated in an Alternative Currency shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent's Office in such Alternative Currency and in Same Day Funds not later than the Applicable Time specified by the Administrative Agent on the dates specified herein. Without limiting the generality of the foregoing, the Administrative Agent may require that any payments due under this Agreement be made in the United States unless such payment shall give rise to costs, expenses, indemnities or other payment obligations for the account of the applicable Borrower in excess of amounts otherwise payable if such payment had been made in the originally required place of payment. If, for any reason, a Borrower is prohibited by any Law from making any required payment hereunder in an Alternative Currency, such Borrower shall make such payment in Dollars in the Dollar Equivalent of the Alternative Currency payment amount. The Administrative Agent will promptly distribute to each Lender its applicable Lending Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender's Lending Office. All payments received by the Administrative Agent (i) after 2:00 p.m., in the case of payments in Dollars, or (ii) after the Applicable Time specified by the Administrative Agent in the case of payments in an Alternative Currency, shall in each case be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.

(b) If any payment to be made by a Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(c) Unless a Borrower or any Lender has notified the Administrative Agent, prior to the date any payment is required to be made by it to the Administrative Agent hereunder, that such Borrower or such Lender, as the case may be, will not make such payment, the Administrative Agent may assume that such Borrower or such Lender, as the case may be, has timely made such payment and may (but shall not be so required to), in reliance thereon, make available a corresponding amount to the Person entitled thereto. If and to the extent that such payment was not in fact made to the Administrative Agent in Same Day Funds, then:

(i) if a Borrower failed to make such payment, each Lender shall forthwith on demand repay to the Administrative Agent the portion of such assumed payment that was made available to such Lender in Same Day Funds, together with interest thereon in respect of each day from and including the date such amount was made available by the Administrative Agent to such Lender to the date such amount is repaid to the Administrative Agent in Same Day Funds at the applicable Overnight Rate from time to time in effect; and

(ii)   if any Lender failed to make such payment, such Lender shall forthwith on demand pay to the Administrative Agent the amount thereof in Same Day Funds, together with interest thereon for the period from the date such amount was made available by the Administrative Agent to a Borrower to the date such amount is recovered by the Administrative Agent (the "Compensation Period") at a rate per annum equal to the applicable Overnight Rate from time to time in effect. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in the applicable Borrowing. If such Lender does not pay such amount forthwith upon the Administrative Agent's demand therefor, the Administrative Agent may make a demand therefor upon the applicable Borrower, and such Borrower shall pay such amount to the Administrative Agent, together with interest thereon for the Compensation Period at a rate per annum equal to the rate of interest applicable to the applicable Borrowing. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights, which the Administrative Agent or either Borrower may have against any Lender as a result of any default by such Lender hereunder.

A notice of the Administrative Agent to any Lender or Borrower with respect to any amount owing under this subsection (c) shall be conclusive, absent demonstrable error.

(d)   If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender to a Borrower as provided in the foregoing provisions of this Section 2, and such funds are not made available to such Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Section 4 are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(e)   The obligations of the Lenders hereunder to make Loans are several and not joint. The failure of any Lender to make any Loan or to fund any such participation on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or purchase its participation.

(f)   Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

Section 2.11   Sharing of Payments.   If, other than as expressly provided elsewhere herein, any Lender shall obtain on account of the Loans made by it, any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) in excess of its ratable share (or other share contemplated hereunder) thereof, such Lender shall immediately (a)

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notify the Administrative Agent of such fact, and (b) purchase from the other Lenders such participations in the Loans made by them, as the case may be, as shall be necessary to cause such purchasing Lender to share the excess payment in respect of such Loans or such participations, as the case may be, pro rata with each of them in accordance with their respective Lending Percentages; provided, however, that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 10.6 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender's ratable share (according to the proportion of (i) the amount of such paying Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon. Each Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by Law, exercise all its rights of payment (including the right of set-off, but subject to Section 10.9) with respect to such participation as fully as if such Lender were the direct creditor of such Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased.

Section 2.12 Allocation of Payments Prior to Acceleration. Prior to the acceleration of the Loans of either Borrower following the occurrence of an Event of Default, all payments by a Borrower of principal of, and interest on the Loans shall be allocated to the Lenders as follows, (i) all payments of principal of, or interest on, Tranche A Loans shall be payable to each Lender ratable in accordance with each Lender's respective Lending Percentage for such Tranche A Loans and (ii) all payments of principal of, or interest on, Tranche B Loans shall be payable to the Tranche B Lenders ratably in accordance with each Tranche B Lender's respective Lending Percentage for Tranche B Loans.

Section 2.13 Allocations of Payments After Acceleration.

(a) Upon acceleration of the Obligations pursuant to Section 7.2, to the extent necessary, each Lender shall be deemed to have purchased for cash without recourse or warranty from the other Lenders a participation interest in the Loans owing to or participated in by each other Lender such that, after giving effect to such purchase, each Lender shall have a participation in the Loans under each Tranche made to a Borrower ratably in accordance with its respective Voting Percentage.

(b) If under any applicable bankruptcy, insolvency or other similar Law, any Lender receives a secured claim in lieu of a setoff to which this Section applies, such Lender shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefits of any recovery on

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such secured claim. Each Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section may, to the fullest extent permitted by Law, exercise all its rights of payment (including pursuant to Section 10.9) with respect to such participation as fully as if such Lender were the direct creditor of such Borrower in the amount of such participation.

(c)   After acceleration of the Obligations pursuant to Section 7.2, all payments of principal of, and interest on, Loans shall be allocated to the Lenders as follows:

(i)   On the date of acceleration of the Obligations pursuant to Section 7.2 (but before giving effect to the deemed purchase referred to above), the Administrative Agent shall compute the Voting Percentage for each Lender.

(ii)   To the extent that amounts are received by the Administrative Agent following the declaration of acceleration of the Obligations pursuant to Section 7.2, the Administrative Agent shall pay all payments of principal of, or interest on, Loans, or other Obligations to each Lender ratably in accordance with such Lender's Voting Percentage, regardless of the Borrower from which such payment is received or the currency in which such payment is received and each Lender shall determine the order of application of such payments to the Obligations owed to such Lender.

(iii)   Each Lender hereby authorizes the Administrative Agent to effect such conversions of currencies as are necessary to effect the provisions of this Section, at such times and at such rates as the Administrative Agent may in a commercially reasonable manner determine. At each Lender's option and upon prior written notification to the Administrative Agent, any Alternative Currency Loan of such Lender shall be paid in Dollars.

(d)   Nothing in this Section 2.13 shall affect the rights and obligations of the Obligors under the Credit Documents.

Section 2.14   Aptar SAS As Borrower.

(a)   Upon either (i) execution of this Agreement by Aptar SAS on the Effective Date or (ii) the receipt and execution by the Administrative Agent of the Aptar Borrowing Agreement in the form of Exhibit D executed by Aptar SAS and the Company, Aptar SAS shall be a Borrower and a party to this Agreement.

(b)   The obligation of each Tranche B Lender to make its first Tranche B Loan to Aptar SAS is subject to the satisfaction of the conditions that the Administrative Agent shall have received the following:

(i)   all documents as shall reasonably demonstrate the existence of Aptar SAS, the corporate power and authority of Aptar SAS to enter into, and the validity with respect to Aptar SAS of, this Agreement and the other Credit Documents to which it is a party and any other matters relevant thereto (including an opinion of (i) De Pardieu Brocas Maffei & Leygonie, with respect to French matters and (ii) Sidley, Austin, Brown & Wood LLP, with respect to U.S. matters), in form and substance satisfactory to the

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Administrative Agent and Notes signed by Aptar SAS to the extent any Lenders so require; and

(ii)   any governmental and third party approvals necessary or advisable in connection with the execution, delivery and performance of this Agreement by Aptar SAS and evidence of payment of the stamp tax and registration duty referred to in Schedule 5.20.

(c)   Aptar SAS hereby irrevocably appoints and authorizes the Company to take such action and deliver and receive notices hereunder as agent on its behalf and to exercise such powers under this Agreement as delegated to it by the terms hereof, together with all such powers as are reasonably incidental thereto. In furtherance of and not in limitation of the foregoing, for the administrative convenience of the parties hereto, the Administrative Agent and the Lenders shall send all notices and communications to be sent to Aptar SAS solely to the Company and may rely solely upon the Company to receive all such notices and other communications for and on behalf of Aptar SAS. No Person other than the Company (and its authorized officers and employees) may act as agent for Aptar SAS hereunder without the written consent of the Administrative Agent.

SECTION 3.   TAXES, YIELD PROTECTION AND ILLEGALITY

Section 3.1   Taxes.

(a)   Any and all payments by the Borrowers to or for the account of the Administrative Agent or any Lender under any Credit Document shall be made free and clear of and without deduction for any and all present or future taxes, duties, levies, imposts, deductions, assessments, fees, withholdings or similar charges, and all liabilities with respect thereto, excluding, in the case of the Administrative Agent and each Lender, taxes imposed on or measured by its overall net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the Laws of which the Administrative Agent or such Lender, as the case may be, is organized or maintains a lending office (all such non-excluded taxes, duties, levies, imposts, deductions, assessments, fees, withholdings or similar charges, and liabilities being hereinafter referred to as "Taxes"). If a Borrower shall be required by any Laws to deduct any Taxes from or in respect of any sum payable under any Credit Document to the Administrative Agent or any Lender, (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section), each of the Administrative Agent and such Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Borrower shall make such deductions, (iii) such Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Laws, and (iv) within 30 days after the date of such payment, such Borrower shall furnish to the Administrative Agent (which shall forward the same to such Lender) the original or a certified copy of a receipt evidencing payment thereof.

(b)   In addition, each Borrower agrees to pay any and all present or future stamp, court or documentary taxes and any other excise or property taxes or charges or similar levies which arise from any payment made by such Borrower under any Credit Document or from the

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execution, delivery, performance, enforcement or registration of, or otherwise with respect to, any Credit Document (hereinafter referred to as "Other Taxes").

(c)   If a Borrower shall be required to deduct or pay any Taxes or Other Taxes from or in respect of any sum payable under any Credit Document to the Administrative Agent or any Lender, such Borrower shall also pay to the Administrative Agent or to such Lender, as the case may be, at the time interest is paid, such additional amount that the Administrative Agent or such Lender specifies is necessary to preserve the after-tax yield (after factoring in all taxes, including taxes imposed on or measured by net income) that the Administrative Agent or such Lender would have received if such Taxes or Other Taxes had not been imposed. In the event a Borrower is required to make an additional payment to a Lender pursuant to this Section 3.1, such Borrower may request from such Lender a calculation of the effect of such additional payment on the Taxes and Other Taxes of such Lender. If after the application of any available credits or deductions in connection with the additional payment the after-tax yield to such Lender is greater than the after-tax yield, which such Lender would have received if such additional payment were not made, such Lender shall promptly pay such Borrower the difference.

(d)   Each Borrower agrees to indemnify the Administrative Agent and each Lender for (i) the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed or asserted by any jurisdiction on amounts payable under this Section) paid by the Administrative Agent and such Lender, (ii) amounts payable under Section 3.1(c) and (iii) any liability (including additions to tax, penalties, interest and expenses) arising therefrom or with respect thereto, in each case whether or not such Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. Payment under this subsection (d) shall be made within fifteen (15) Business Days after the date the Lender or the Administrative Agent makes a demand therefor.

(e)   Notwithstanding anything to the contrary herein or in Section 10.15, the Borrowers shall be liable under Section 3.1 with respect to any French withholding taxes which may be payable to a Non-Tranche B Lender as a result of such Non-Tranche B Lender's purchase of Tranche B Loans pursuant to Section 2.13.

(f)   Notwithstanding the foregoing, no Borrower shall be required to make any payments or reimburse the Administrative Agent or any Lender under this Section 3.1 with respect to any Taxes, Other Taxes or other amounts imposed on or paid by the Administrative Agent or such Lender more than one hundred eighty (180) days before the date of which a request for payment or reimbursement is delivered to such Borrower.

(g)   Except as provided in Section 3.1(e), the obligation of any Borrower to pay any additional amounts to any Lender under this Section 3.1 shall be subject to satisfaction by such Lender of the requirements of Section 10.15.

Section 3.2   Illegality. If any Lender determines that any change in Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurocurrency Rate Loans (whether denominated in Dollars or an Alternative Currency), or to determine or charge interest rates based upon the Eurocurrency Rate, or any Governmental Authority has imposed material

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restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars or any Alternative Currency in the applicable interbank market, then, on notice thereof by such Lender to the Company through the Administrative Agent, any obligation of such Lender to make or continue Eurocurrency Rate Loans in the affected currency or currencies or, in the case of Eurocurrency Rate Loans in Dollars, to convert Base Rate Loans to Eurocurrency Rate Loans, shall be suspended until such Lender notifies the Administrative Agent and the Company that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrowers shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable and such Loans are denominated in Dollars, convert all such Eurocurrency Rate Loans of such Lender to Base Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurocurrency Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurocurrency Rate Loans. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

Section 3.3 <u>Inability to Determine Rates</u>. If the Administrative Agent and the Required Lenders determine that for any reason in connection with any request for a Eurocurrency Rate Loan or a conversion to or continuation thereof that (i) deposits (whether in Dollars or an Alternative Currency) are not being offered to banks in the applicable offshore interbank market for such currency for the applicable amount and Interest Period of such Eurocurrency Rate Loan, (ii) adequate and reasonable means do not exist for determining the Eurocurrency Base Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan (whether denominated in Dollars or an Alternative Currency), or (iii) the Eurocurrency Base Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Eurocurrency Rate Loan, the Administrative Agent will promptly so notify the Company and each Lender. Thereafter, the obligation of the Lenders to make or continue Eurocurrency Rate Loans in the affected currency or currencies shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Company may revoke any pending request for a Borrowing of, conversion to or continuation of Eurocurrency Rate Loans in the affected currency or currencies or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

Section 3.4 <u>Increased Cost and Reduced Return; Capital Adequacy; Reserves on Eurocurrency Rate Loans</u>.

(a) If any Lender determines that as a result of the introduction of or any change in or in the interpretation of any Law, or such Lender's compliance therewith, there shall be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining Eurocurrency Rate Loans, or a reduction in the amount received or receivable by such Lender in connection with any of the foregoing (excluding for purposes of this subsection (a) any such increased costs or reduction in amount resulting from (i) Taxes or Other Taxes (as to which Section 3.1 shall govern), (ii) changes in the basis of taxation of overall net income or overall

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gross income by the United States or any foreign jurisdiction or any political subdivision of either thereof under the Laws of which such Lender is organized or has its Lending Office, (iii) reserve requirements utilized in the determination of the Eurocurrency Rate and (iv) the requirements of the Bank of England and the Financial Services Authority or the European Central Bank reflected in the Mandatory Cost, other than as set forth below) or the Mandatory Cost, as calculated hereunder, does not represent the cost to such Lender of complying with the requirements of the Bank of England and/or the Financial Services Authority or the European Central Bank in relation to its making, funding or maintaining of Eurocurrency Rate Loans denominated in the applicable Alternative Currency, then from time to time within fifteen (15) Business Days after the Company's receipt of a written demand of such Lender (with a copy of such demand to the Administrative Agent), the Company shall pay (or cause Aptar SAS to pay) to such Lender such additional amounts as will compensate such Lender for such increased cost or reduction or, if applicable, the portion of such cost that is not represented by the Mandatory Cost.

(b)   If any Lender determines that the introduction of any Law regarding capital adequacy or any change therein or in the interpretation thereof, or compliance by such Lender (or its Lending Office) therewith, has the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of such Lender's obligations hereunder (taking into consideration its policies with respect to capital adequacy and such Lender's desired return on capital), then from time to time on or prior to the fifteenth (15th) Business Day after the Company's receipt of a written demand of such Lender (with a copy of such demand to the Administrative Agent), the Company shall pay (or cause Aptar SAS to pay) to such Lender such additional amounts as will compensate such Lender for such reduction.

(c)   The Company shall pay (or cause Aptar SAS to pay) to each Lender, as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Eurocurrency Rate Loans, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan, provided the Company shall have received at least 15 days' prior written notice (with a copy to the Administrative Agent) of such additional costs from such Lender. If a Lender fails to give written notice 15 days prior to the relevant Interest Payment Date, such additional costs shall be due and payable 15 days from receipt of such notice.

(d)   No Borrower shall be required to compensate a Lender pursuant to this Section 3.4 for any amounts incurred or arising hereunder more than 180 days prior to the date that such Lender notifies the Company of the event(s) giving rise to such amounts and of such Lender's intention to claim compensation therefor; provided that, if the adoption or change described in this Section 3.4 giving rise to such request for compensation is retroactive, then the 180 day period referred to above shall be extended to include the period of retroactive effect thereof. The applicable Lender shall deliver a written statement of such Lender to the Company (with a copy to the Administrative Agent) as to the amount due, if any, under this Section 3.4. Such written statement shall set forth in reasonable detail the calculations upon which such Lender determined such amount and shall be final, conclusive and binding on the Borrowers in the absence of demonstrable error.

Section 3.5 <u>Compensation for Losses</u>. On or prior to the fifteenth (15th) Business Day after the Company's receipt of a written demand of any Lender (with a copy to the Administrative Agent) from time to time, the Company shall promptly compensate (or cause Aptar SAS to compensate) such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a)   any continuation, conversion, payment or prepayment of any Loan other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b)   any failure by a Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by the Company or Aptar SAS;

(c)   any failure by a Borrower to make payment of any Loan (or interest due thereon) denominated in an Alternative Currency on its scheduled due date or any payment thereof in a different currency;

(d)   any assignment of a Eurocurrency Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Company pursuant to Section 10.16; or

(e)   any reallocation of Tranche A Loans pursuant to Section 2.1(c) on a date other than the last day of an Interest Period for Tranche A Loans;

including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. The Company shall also pay (or cause Aptar SAS to pay) any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by a Borrower to the Lenders under this Section 3.5, each Lender shall be deemed to have funded each Eurocurrency Rate Loan made by it at the Eurocurrency Base Rate used in determining the Eurocurrency Rate for such Loan by a matching deposit or other borrowing in the offshore interbank market for such currency for a comparable amount and for a comparable period, whether or not such Eurocurrency Rate Loan was in fact so funded.

No Borrower shall be required to compensate a Lender pursuant to this Section 3.5 for any amounts incurred or arising hereunder more than 180 days prior to the date that such Lender notifies the Company of the event(s) giving rise to such amounts and of such Lender's intention to claim compensation therefor. The applicable Lender shall deliver a written statement of such Lender to the Company (with a copy to the Administrative Agent) as to the amount due, if any, under this Section 3.5. Such written statement shall set forth in reasonable detail the calculations upon which such Lender determined such amount and shall be final, conclusive and binding on the Borrowers in the absence of demonstrable error.

Section 3.6   Matters Applicable to all Requests for Compensation.

(a)   A certificate of the Administrative Agent or any Lender claiming compensation under this Section 3 and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error. In determining such amount, the Administrative Agent or such Lender may use any reasonable averaging and attribution methods.

(b)   Upon any Lender's making a claim for compensation under Section 3.1 or 3.4 or providing a notice under Section 3.2, which has not been withdrawn, the Company may replace such Lender in accordance with Section 10.16.

Section 3.7   Survival.   All of the Borrowers' obligations under this Section 3 shall survive termination of the Aggregate Commitments and repayment of all other Obligations hereunder.

SECTION 4.   CONDITIONS PRECEDENT.

Section 4.1   Agreement Effectiveness.   This Agreement shall be and become effective on the date (the "Effective Date") on which the Borrowers, the Lenders and the Administrative Agent shall have executed and delivered this Agreement and the Administrative Agent shall have received (or, in the case of Sections 4.1(e), (f) and (g), the Administrative Agent shall be satisfied that such conditions are met) all of the following, each duly executed and dated the Effective Date (or such earlier date as shall be satisfactory to the Administrative Agent) in form and substance reasonably satisfactory to the Administrative Agent:

(a)   the opinion of Sidley, Austin, Brown & Wood LLP, U.S. legal counsel to the Company;

(b)   copies of resolutions of the Board of Directors of the Company authorizing the execution and delivery of the Credit Documents to which it is a party, certified by the Secretary or Assistant Secretary of the Company;

(c)   specimen signatures of the persons authorized to execute Credit Documents on the Company's behalf, certified by the Secretary or Assistant Secretary of the Company;

(d)   payment of all fees then due and owing to the Administrative Agent and each Lender under Section 2.7;

(e)   all legal matters incident to the execution and delivery of the Credit Documents shall be reasonably satisfactory to the Required Lenders;

(f)   no change, occurrence or development shall have occurred since December 31, 2002 which could reasonably be expected to have a Material Adverse Effect;

(g)   evidence, reasonably satisfactory to the Administrative Agent, that on the Effective Date concurrently with the issuance of the initial Loans (i) all outstanding Debt under the Existing Credit Agreement will be paid in full and (ii) all commitments under the Existing Credit Agreement will be terminated; and

(h)   if Aptar SAS has executed this Agreement, the documents required by Section 2.14.

The Administrative Agent shall promptly notify the Lenders that the Effective Date has occurred.

Section 4.2   All Credit Extensions.   At the time of each Credit Extension hereunder:

(a)   The Administrative Agent shall have received the notice required by Section 2.2;

(b)   Each of the representations and warranties of the Borrowers set forth in Section 5 shall be and remain true and correct in all material respects as of the date of such Credit Extension, except to the extent that any such representation or warranty relates solely to an earlier date, in which case it shall have been true and correct as of such earlier date; and

(c)   No Default or Event of Default shall have occurred and be continuing or would occur as a result of such Credit Extension.

Each request for a Credit Extension shall be deemed to be a representation and warranty by the Company and, if such Loan is a Tranche B Loan, Aptar SAS, on the date of such Borrowing, conversion or continuance as to the facts specified in subsections (b) and (c) of this Section 4.2.

SECTION 5.   REPRESENTATIONS AND WARRANTIES.

The Company (and, with respect to Section 5.20, Aptar SAS) represents and warrants to each Lender and the Administrative Agent as follows:

Section 5.1   Organization.

(a)   The Company and each of its Subsidiaries: (i) is duly organized and existing and in good standing under the Laws of the jurisdiction of its organization; (ii) has all necessary power to own the Property and assets it uses in its business and otherwise to carry on its present business and the business it currently proposes to transact; and (iii) is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business transacted by it or the nature of the property owned or leased by it makes such licensing or qualification necessary and in which the failure to be so licensed or qualified would have a Material Adverse Effect.

(b)   As of the Effective Date, the Company has no Subsidiaries other than those Subsidiaries listed on Schedule 5.1.

Section 5.2   Corporate Power and Authority.   Each Borrower has the corporate power and authority to execute, deliver and carry out the terms and provisions of the Credit Documents to which it is a party and has taken all necessary corporate action to authorize the execution, delivery and performance of such Credit Documents. Each Borrower has duly executed and delivered each Credit Document to which it is a party and each such Credit Document constitutes the legal, valid and binding obligation of each Borrower enforceable in accordance with its terms, except that enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in equity or at law).

Section 5.3 <u>No Violation</u>. Neither the execution, delivery or performance by the Borrowers of the Credit Documents to which it is a party nor compliance by it with the terms and provisions thereof, nor the consummation of the transactions contemplated herein or therein, will (i) contravene any applicable provision of any Law, or any order, writ, injunction or decree of any court or governmental instrumentality, (ii) conflict with or result in any breach of any term, covenant, condition or other provision of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of the Company or any of its Subsidiaries under the terms of any Contractual Obligation to which the Company or any of its Subsidiaries is a party or by which it or any of its property or assets are bound or to which it may be subject or (iii) violate any provision of the Articles of Incorporation or By-Laws or corresponding organizational documents of the Company or any of its Subsidiaries.

Section 5.4 <u>Governmental Authorization</u>. No material approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority, which has not been obtained or given, is necessary or required in connection with the execution, delivery or performance by, or enforcement against, either Borrower of any Credit Document.

Section 5.5 <u>Litigation</u>. There are no actions, suits or proceedings pending or, to the knowledge of the Company or any of its Subsidiaries, threatened, involving the Company or any of its Subsidiaries (i) that are likely to have a Material Adverse Effect or (ii) that could reasonably be expected to have a material adverse effect on the rights or remedies of the Lenders or on the ability of either Borrower to perform its obligations to the Lenders under this Agreement.

Section 5.6 <u>Use of Proceeds; Margin Regulations</u>.

(a) The proceeds of all Loans shall be used (i) to pay fees and expenses incurred in connection with this Agreement, (ii) to repay Debt under the Existing Credit Agreement and (iii) working capital, capital expenditures and other lawful corporate purposes.

(b) No proceeds of any Loan will be used to purchase or carry any "margin stock" (as defined in Regulation U of the Board of Governors of the Federal Reserve System) or to extend credit for the purpose of purchasing or carrying any "margin stock."

(c) Notwithstanding any of the foregoing, no proceeds of any Loan will be used to finance, fund or complete any hostile acquisition of any Person.

Section 5.7 <u>Investment Company Act</u>. Neither the Company nor any of its Subsidiaries is an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

Section 5.8 <u>Public Utility Holding Company Act</u>. Neither the Company nor any of its Subsidiaries is a "holding company," or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," within the meaning of the Public Utility Holding Company Act of 1935, as amended.

Section 5.9   True and Complete Disclosure.   All factual information heretofore or contemporaneously furnished by or on behalf of the Company or its Subsidiaries to the Administrative Agent or any Lender (including, without limitation, all information contained herein) in connection with this agreement or any transaction contemplated herein is, and all other such factual information hereafter furnished by or on behalf of any such Persons in writing to the Administrative Agent or any Lender will be, true and accurate in all material respects on the date of such information and not incomplete by omitting to state any material fact necessary to make such information not misleading at such time in light of the circumstances under which such information was provided.

Section 5.10   Financial Statements.   The audited consolidated financial statements of the Company as at December 31, 2002 and the unaudited consolidated financial statements of the Company for the nine month period ended September 30, 2003, copies of which have been delivered to the Lenders, in each case (i) have been prepared in accordance with GAAP consistently applied throughout the periods involved (except as disclosed therein) and (ii) fairly present on a consolidated basis the financial position of the Company and its Subsidiaries, as of the dates thereof, and the results of operations for the periods covered thereby. The Company and its Subsidiaries have no material contingent liabilities other than those disclosed in the financial statements referred to in this Section 5.10 or in any supplemental report already furnished to the Lenders in writing. With respect to any representation and warranty, which is deemed to be made after the date hereof by the Company this representation shall be deemed to refer to the financial statements most recently, delivered by the Company to the Lenders.

Section 5.11   No Material Adverse Change.   No event has occurred which had a Material Adverse Effect since December 31, 2002.

Section 5.12   Labor Controversies.   There are no labor controversies pending or, to the best knowledge of the Company or its Subsidiaries, threatened against the Company and its Subsidiaries that can reasonably be foreseen to threaten a Material Adverse Effect.

Section 5.13   Taxes.   The Company and its Subsidiaries have filed all federal tax returns and all other tax returns required to be filed and have paid all taxes due, except such taxes, if any, as are being contested in good faith and for which adequate reserves have been provided. No tax liens have been filed and no claims are being asserted for taxes, which liens or claims could have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company and its Subsidiaries for taxes and other governmental charges are adequate.

Section 5.14   ERISA Compliance.

(a)   Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other Federal or state Laws. Each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and, to the best knowledge of the Company, nothing has occurred which would prevent, or cause the

38

loss of, such qualification. The Company and each ERISA Affiliate have made all required contributions to each Plan subject to Section 412 of the Code except where a failure to make a required contribution could not reasonably be expected to have a Material Adverse Effect. No application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made with respect to any Plan.

(b)   There are no pending or, to the best knowledge of the Company, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could be reasonably expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c)   (i)   No ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan has any Unfunded Pension Liability; (iii) neither the Company nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iv) neither the Company nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Sections 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (v) neither the Company nor any ERISA Affiliate has engaged in a transaction that could be subject to Sections 4069 or 4212(c) of ERISA which individually under clauses (i) through (v), or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

Section 5.15   Intellectual Property.   The Company and its Subsidiaries own or hold a valid license to use all the material patents, trademarks, permits, service marks, trade names, technology, know-how and formulas or other rights related to the foregoing, free of any burdensome restrictions, that are used in the operation of the business of the Company or of its Subsidiaries as presently conducted and as proposed to be conducted as determined by the Company and its Subsidiaries in their reasonable judgment, except for such intellectual property or burdensome restrictions which are not likely to individually or in the aggregate, have a Material Adverse Effect.

Section 5.16   Compliance with Statutes, Etc.   The Company and its Subsidiaries are in compliance with all applicable statutes, regulations and orders of and all applicable restrictions imposed by, all governmental bodies, domestic and foreign, in respect of the conduct of its business and the ownership of its Property, except such non-compliance as is not likely to, individually or in the aggregate, have a Material Adverse Effect.

Section 5.17   Environmental Matters.

(a)   The Company and its Subsidiaries have complied with, and on the date of each Credit Extension are in compliance with, all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws except to the extent such noncompliance is not likely to have a Material Adverse Effect. There are no pending or, to the best knowledge of the Company and its Subsidiaries, past or threatened Environmental Claims against the Company or its Subsidiaries of any real property owned or operated by the Company

39

or its Subsidiaries that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect. There are no conditions or occurrences on any real property owned or operated by the Company or its Subsidiaries or, to the best knowledge of the Company and its Subsidiaries, on any property adjoining or in the vicinity of any such real property that would reasonably be expected (i) to form the basis of an Environmental Claim against the Company or its Subsidiaries or any such real property that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect or (ii) to cause any such real property to be subject to any restrictions on the ownership, occupancy, use or transferability of such real property by the Company or its Subsidiaries under any applicable Environmental Law which restrictions are likely to have a Material Adverse Effect.

(b)   Hazardous Materials have not at any time been generated, used, treated or stored on, or transported to or from, any real property owned or operated by the Company or its Subsidiaries in a manner that has violated or would reasonably be expected to violate any Environmental Law except such violations as are not likely, individually or in the aggregate, to have a Material Adverse Effect. Hazardous Materials have not at any time been released on or from any real property located in the United States owned or operated by the Company or any of its Subsidiaries except such releases as are not likely, individually or in the aggregate, to have a Material Adverse Effect. To the best of the Company's knowledge, there are not now any underground storage tanks located on any real property located in the United States owned or operated by the Company or its Subsidiaries.

Section 5.18   Existing Debt.   Schedule 5.18 contains a complete list of all Debt (other than the Obligations hereunder and under the Existing Credit Agreements) of the Company and its Subsidiaries as of September 30, 2003 and all other Debt incurred by the Company or any of its Subsidiaries between September 30, 2003 and the Effective Date which had an original principal amount in excess of $25,000,000.

Section 5.19   No Burdensome Restrictions; Compliance with Agreements.   Neither the Company nor any of its Subsidiaries is party or subject to any law, regulation, rule or order, or any Contractual Obligation that (individually or in the aggregate) has or reasonably could be foreseen to have a Material Adverse Effect.

Section 5.20   Additional Representations as to Aptar SAS.   On and after the date Aptar SAS becomes a Borrower, Aptar SAS represents and warrants to the Administrative Agent and the Lenders that:

(a)   Aptar SAS is subject to civil and commercial Laws with respect to its obligations under this Agreement and the other Credit Documents to which it is a party, and the execution, delivery and performance by Aptar SAS of the Credit Documents constitute and will constitute private and commercial acts and not public or governmental acts. Neither Aptar SAS nor any of its property has any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under the Laws of the jurisdiction in which Aptar SAS is organized and existing in respect of its obligations under the Credit Documents.

(b)   The Credit Documents are in proper legal form under the Laws of the jurisdiction in which Aptar SAS is organized and existing for the enforcement thereof against Aptar SAS under the Laws of such jurisdiction, and to ensure the legality, validity, enforceability, priority or admissibility in evidence of the Credit Documents. It is not necessary to ensure the legality, validity, enforceability, priority or admissibility in evidence of the Credit Documents that the Credit Documents be filed, registered or recorded with, or executed or notarized before, any court or other authority in the jurisdiction in which Aptar SAS is organized and existing or that any registration charge or stamp or similar tax be paid on or in respect of the Credit Documents or any other document, except for (i) any such filing, registration, recording, execution or notarization as has been made or is not required to be made until the Credit Documents or any other document is sought to be enforced and (ii) any charge or tax as has been timely paid.

(c)   There is no tax, levy, impost, duty, fee, assessment or other governmental charge, or any deduction or withholding, imposed by any Governmental Authority in or of the jurisdiction in which Aptar SAS is organized and existing either (i) on or by virtue of the execution or delivery of the Credit Documents or (ii) on any payment to be made by Aptar SAS pursuant to the Credit Documents, except as set forth on Schedule 5.20.

(d)   The execution, delivery and performance of the Credit Documents executed by Aptar SAS are, under applicable foreign exchange control regulations of the jurisdiction in which Aptar SAS is organized and existing, not subject to any notification or authorization except (i) such as have been made or obtained or (ii) such as cannot be made or obtained until a later date (provided that any notification or authorization described in clause (ii) shall be made or obtained as soon as is reasonably practicable).

SECTION 6. COVENANTS.

The Company covenants and agrees that, so long as any Loan is outstanding or any Commitment is available to or in use by the Company hereunder, except to the extent compliance in any case is waived in writing by the Required Lenders:

Section 6.1   Existence.   The Company will, and will cause each of its Subsidiaries to, preserve and maintain its existence, subject to the provisions of Section 6.11.

Section 6.2   Maintenance.   The Company will, and will cause each of its Subsidiaries to, maintain, preserve and keep its plants, properties and equipment necessary to the proper conduct of its business in reasonably good repair, working order and condition and will from time to time make all reasonably necessary repairs, renewals, replacements, additions and betterments thereto so that at all times such plants, properties and equipment are reasonably preserved and maintained; provided, however, that nothing in this Section 6.2 shall prevent the Company or any of its Subsidiaries from discontinuing the operation or maintenance of any such properties if such discontinuance is, in the judgment of the Company or any such Subsidiary, as applicable, desirable in the conduct of its business or the business of its Subsidiary and not materially disadvantageous to the Lenders.

Section 6.3   Taxes.   The Company will, and will cause each of its Subsidiaries to, duly pay and discharge all taxes, rates, assessments, fees and governmental charges upon or against it or its properties before payment is delinquent and before penalties accrue thereon, unless and to the extent that the same is being contested in good faith and by appropriate proceedings and appropriate reserves have been established in conformity with GAAP.

Section 6.4   ERISA.   The Company will, and will cause each of its Subsidiaries to, promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed could reasonably be expected to result in the imposition of a Lien against any of its properties or assets and will promptly notify the Administrative Agent of any ERISA Event which could be reasonably be expected to have a Material Adverse Effect.

Section 6.5   Insurance.   The Company will, and will cause each of its Subsidiaries to, insure, and keep insured, all insurable Property and assets owned by it of a character usually insured by companies similarly situated and operating like Property or assets, to the extent usually insured (subject to self-insured retentions) by such similar companies. The Company and each of its Subsidiaries will also insure employers' and public and product liability risks. The Company will, upon request of the Administrative Agent, furnish to the Administrative Agent a summary setting forth the nature and extent of the insurance maintained pursuant to this Section 6.5.

Section 6.6   Financial Reports and Other Information.

(a)   The Company and its Subsidiaries will maintain a system of accounting in accordance with GAAP and will furnish to the Administrative Agent such information about the business and financial condition of the Company and its Subsidiaries as the Administrative Agent may reasonably request; and, without any request, will furnish to the Administrative Agent and each Lender:

(i)   Within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Company, the consolidated balance sheet of the Company and its Subsidiaries as at the end of such fiscal quarter and the related consolidated statement of income and of cash flow for such fiscal quarter and for the portion of the fiscal year ended with the last day of such fiscal quarter, all of which shall be in reasonable detail and certified by the Executive Vice President or the Vice President-Treasurer of the Company that they fairly present the financial condition of the Company and its Subsidiaries (as applicable) as of the dates indicated and the results of their operations and changes in their cash flows for the periods indicated and that it has been prepared in accordance with the terms of this Agreement, subject to normal year-end audit adjustments.

(ii)   Within 120 days after the end of each fiscal year of the Company, the consolidated balance sheet of the Company and its Subsidiaries as at the end of such fiscal year and the related consolidated statement of income and retained earnings and of cash flows for such fiscal year and setting forth consolidated comparative figures for the preceding fiscal year certified by PriceWaterhouseCoopers or other independent certified public accountants of recognized national standing, in each case to the effect that such statements fairly present the financial condition of the Company and its Subsidiaries as of the dates indicated and the results of their operations and changes.

(iii)   Promptly after the sending or filing thereof, copies of all financial statements and projections that the Company sends to its shareholders and copies of all filings and registrations with, and reports to, the SEC by the Company or any of its Subsidiaries.

(b)   Each financial statement furnished to the Administrative Agent pursuant to subsections (i) and (ii) of Section 6.6(a) shall be accompanied by (A) a written certificate signed by the Company's Executive Vice President or Vice President-Treasurer to the effect that (i) no Default or Event of Default has occurred during the period covered by such statements or, if any such Default or Event of Default has occurred during such period, setting forth a description of such Default or Event of Default and specifying the action, if any, taken by the Company to remedy the same, and (ii) the representations and warranties contained in Section 5 are true and correct in all material respects as though made on the date of such certificate, except as otherwise described therein, and (B) a Compliance Certificate in the form of Exhibit C showing the Company's compliance with the covenants set forth in Sections 6.14, 6.15, 6.17 and 6.18, and attaching an updated Schedule 5.1 if any information pertaining thereto has changed since the previous Compliance Certificate was submitted.

(c)   Promptly after obtaining knowledge of any of the following, the Company shall provide the Administrative Agent with written notice in reasonable detail of:

(i)   any pending or threatened material Environmental Claim against the Company or any of its Subsidiaries or any real property owned or operated by the Company or any of its Subsidiaries;

(ii)   any condition or occurrence on any real property owned or operated by the Company or any of its Subsidiaries that (x) results in material noncompliance by the Company or any of its Subsidiaries with any Environmental Law or (y) could reasonably be anticipated to form the basis of a material Environmental Claim against the Company or any of its Subsidiaries or any such real property;

(iii)   any condition or occurrence on any real property owned or operated by the Company or any of its Subsidiaries that could reasonably by anticipated to cause such real property to be subject to any material restrictions on the ownership, occupancy, use or transferability by the Company or its Subsidiary, as the case may be, of its interest in such real property under any Environmental Law; and

(iv)   the taking of any material removal or remedial action in response to the actual or alleged presence of any Hazardous Material on any real property owned or operated by the Company or any of its Subsidiaries.

For purposes of this Section 6.6(c), "material" shall refer to an event or circumstance that could reasonably be expected to result in losses, costs or liabilities (in excess of any cash escrow available to the Company), individually or in the aggregate, in excess of $5,000,000.

(d)   The Company will promptly (and in any event within one Business Day after an officer of the Company has knowledge thereof) give notice to the Administrative Agent of:

(i)   the occurrence of any Default or Event of Default;

(ii)   any default or event of default under any Contractual Obligation of the Company or any of its Subsidiaries which is likely to have a Material Adverse Effect;

(iii)   any litigation or governmental proceeding of the type described in clause (i) or (ii) of Section 5.5; and

(iv)   any circumstance that has had a Material Adverse Effect.

Documents required to be delivered pursuant to Section 6.6 (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically to the Administrative Agent for distribution to the Lenders and if so delivered, shall be deemed to have been delivered on the date (i) on which the Company delivers electronic copies thereof to the Administrative Agent, posts such documents, or provides a link thereto on the Company's website on the Internet at the website address listed on Schedule 10.2; or (ii) on which such documents are posted on the Company's behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that: (x) the Company shall deliver paper copies of such documents to the Administrative Agent or any Lender that delivers a written request to the Company to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (y) the Company shall notify (which may be by facsimile or electronic mail) the Administrative Agent and each Lender of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. The Administrative Agent shall deliver any documents delivered to it by the Company pursuant to Section 6 to the Lenders either electronically or by posting such documents on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent). Notwithstanding anything contained herein, in every instance the Company shall be required to provide paper copies of the Compliance Certificates required by Section 6.6(c) to the Administrative Agent. Except for such Compliance Certificates, the Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Company with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

Section 6.7   Lender Inspection Rights.   Upon reasonable notice from the Administrative Agent the Company will permit the Administrative Agent (and such Persons as the Administrative Agent may designate) and any Lender during normal business hours to visit and inspect any of the properties of the Company to examine all its books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss its respective affairs, finances and accounts with its officers, employees and independent public accountants (and by this provision the Company authorizes such accountants to discuss with the Administrative Agent (and such Persons as the Administrative Agent may designate) and any Lender the finances and affairs of the Company and its Subsidiaries) all at such reasonable times and as often as may be reasonably requested.

Section 6.8   Conduct of Business. The Company and each of its Subsidiaries will not engage in any line of business outside the packaging industry other than a Permitted Receivables Transaction.

Section 6.9   Fiscal Years and Quarters. The Company will, for financial reporting purposes, maintain for itself and its Subsidiaries a fiscal year that ends on December 31 of each year and fiscal quarters that end on March 31, June 30, September 30 and December 31 of each year.

Section 6.10   Limitation on Certain Restrictions on Subsidiaries. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise permit to exist or become effective any Lien or restriction on the ability of any such Subsidiary to (a) pay dividends or make any other distributions on its capital stock or any other interest or participation in its profits owned by the Company or any Subsidiary of the Company, or pay any Indebtedness owed to the Company or a Subsidiary of the Company, or (b) make loans or advances to the Company or any Subsidiaries of the Company, except for such Liens or restrictions existing under or by reason of (i) applicable Law, (ii) this Agreement, (iii) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Company or a Subsidiary of the Company, (iv) customary provisions restricting assignment of any licensing agreement entered into by the Company or a Subsidiary of the Company in the ordinary course of business; and (v) customary provisions restricting distributions pursuant to any Permitted Receivables Transaction.

Section 6.11   Mergers, Consolidations and Asset Sales.

(a)   The Company will not, and will not permit any of its Subsidiaries to, be a party to any merger or consolidation or engage in any Asset Sale of all or a "substantial part" of the consolidated assets (including assets consisting of stock) of the Company and its Subsidiaries, except for any such merger or consolidation (x) by any Subsidiary into or with the Company or into or with any Subsidiary, (y) by any Subsidiary provided the survivor is a Subsidiary or (z) by the Company provided the Company is the surviving corporation. As used in this Section 6.11 (a), an Asset Sale shall be deemed to be of a "substantial part" of the consolidated assets of the Company and its Subsidiaries if the book value of such assets (excluding accounts receivable transferred as part of a Permitted Receivables Transaction), when added to the book value of all such other assets (including assets consisting of stock) sold, leased, transferred or disposed of by the Company and its Subsidiaries during any fiscal year (other than inventory in the ordinary course of business) exceeds 10% of their consolidated assets (including assets consisting of stock) as of the date of the most recently ended Fiscal Year.

(b)   The Company will not permit any of its Subsidiaries to issue or sell any shares of stock of any class (including as "stock" for the purpose of this subsection any warrants, rights or options to purchase or otherwise acquire stock or other Securities exchangeable for or convertible into stock) of such Subsidiary to any Person other than the Company or a Wholly-Owned Subsidiary of the Company, except for the purpose of qualifying directors, if the effect of such issuance of sale would be to dilute the voting rights or ownership interests of the Company in any such Subsidiary to fifty percent (50%) or less.

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Section 6.12   Use of Property and Facilities; Environmental, Health and Safety Laws. The Company will, and will cause each of its Subsidiaries to, comply in all material respects with all Environmental Laws applicable to or affecting the properties or business operations of the Company or its Subsidiaries except to the extent such noncompliance is not likely to have a Material Adverse Effect.

Section 6.13   Liens. The Company will not, and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien of any kind on any Property or asset of any kind of the Company or any Subsidiary of the Company, except the following (collectively, the "Permitted Liens"):

(a)   Liens arising in the ordinary course of business by operation of law in connection with worker's compensation, unemployment insurance, old age benefits, social security obligations, taxes, assessments, statutory obligations or other similar charges, good faith deposits, pledges or other Liens in connection with bids, tenders, contracts or leases to which the Company or its Subsidiaries is a party or other deposits required to be made in the ordinary course of business; provided that in each case the obligation secured is not for Debt and is not overdue or, if overdue, is being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor;

(b)   mechanics', worker's, materialmen's, landlords', carriers' or other similar Liens arising in the ordinary course of business (or deposits to obtain the release of such Liens) related to obligations not due or, if due, that are being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor;

(c)   Liens for taxes or assessments or other government charges or levies not yet due or which are being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor;

(d)   Liens arising out of judgments or awards against the Company or any of its Subsidiaries, or in connection with surety or appeal bonds in connection with bonding such judgments or awards, the time for appeal from which or petition for rehearing of which shall not have expired or which the Company or such Subsidiary shall be prosecuting an appeal or proceeding for review, and for which it shall have obtained a stay of execution pending such appeal or proceeding for review; provided that the aggregate amount of liabilities (including interest and penalties, if any but excluding any liabilities covered by insurance) of the Company and its Subsidiaries secured by such Liens shall not exceed $5,000,000 at any one time outstanding;

(e)   easements, rights-of-way, restrictions and other similar encumbrances on real property incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

(f)   any interest or title of a lessor under any operating lease entered into by the Company or any Subsidiary in the ordinary course of its business and covering only the assets so leased;

(g)   Liens in favor of depository and collection banks and other regulated financial institutions consisting of statutory or contractual setoff rights with respect to deposit accounts or securities accounts of the Company or any Subsidiary thereof maintained with such bank or financial institution to secure payment of customary maintenance fees or other administrative charges associated with such accounts so long as such Liens do not secure Indebtedness and are incurred in the ordinary course of business or that are being contested in good faith by appropriate proceedings;

(h)   Liens upon any Property acquired by the Company or any of its Subsidiaries (A) to secure the payment of all or any part of the purchase price of such Property upon its acquisition, (B) to secure Debt issued, assumed or guaranteed by the Company or such Subsidiary before, at the time of, or within 90 days after the acquisition of such Property, which Debt financed all or any part of the purchase price of such Property, (C) to secure capitalized lease obligations or (D) to secure commercial letters of credit issued to pay part or all of the purchase price of such Property; provided that in each case such Lien applies only to the Property that was so acquired or purchased, such Debt is incurred in connection with such acquisition or purchase and such Debt does not exceed the purchase price of such Property;

(i)   Liens on Property existing at the time such Property is acquired by the Company or any Subsidiary of the Company and not created in contemplation of such acquisition and Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company or becomes a Subsidiary of the Company, provided that such Liens were not created in contemplation of such merger, consolidation or acquisition and do not extend to any assets other than those of the Person so merged into or consolidated with the Company or such Subsidiary or acquired by the Company or such Subsidiary;

(j)   Liens on accounts receivable transferred in connection with a Permitted Receivables Transaction;

(k)   Liens securing Debt described on Schedule 5.18 hereto and other Indebtedness not to exceed in the aggregate 7% of Consolidated Net Worth at any time outstanding; and

(l)   Any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in the foregoing subsections (a) through (g), provided, however, that the principal amount of Debt secured thereby does not exceed the principal amount secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement is limited to the Property already subject to the Lien so extended, renewed or replaced.

Nothing contained in subsections (a) through (l) of this Section 6.13 shall be deemed to permit a pledge of the stock (or other equity interests) of the Company or any of its Subsidiaries.

Section 6.14   Debt. The Company will not, and will not permit any of its Subsidiaries to, contract, assume or suffer to exist any Debt, except:

(a)   Debt under this Agreement;

(b)   Existing Debt listed on Schedule 5.18 and other Debt provided that at the time such other Debt is incurred and after giving effect to the incurrence of such other Debt (i) the Company is in pro forma compliance with Section 6.17 hereof and (ii) the Debt of Subsidiaries of the Company (excluding Debt owing to the Company or other Subsidiaries of the Company and Debt of Aptar SAS under this Agreement) does not exceed 30% of Consolidated Net Worth.

Section 6.15   Advances, Acquisitions, Investments and Loans. The Company will not, and will not permit any of its Subsidiaries to, lend money or credit or make advances to any Person, or purchase or acquire any stock of any class of, or any partnership, joint venture or other equity interest in or obligations of, or make any capital contribution to, any Person, or purchase or own a futures contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract, except:

(a)   investments in Cash Equivalents;

(b)   receivables owing to the Company or its Subsidiaries created or acquired in the ordinary course of business and payable on customary trade terms of the Company or such Subsidiary;

(c)   investments (including debt obligations) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(d)   advances, loans and investments in existence on the Effective Date (all such advances, loans and investments by the Company or any of its Subsidiaries in existence on September 30, 2003 and all advances, loans and investments by the Company or any of its Subsidiaries between September 30, 2003 and the Effective Date which had an original amount in excess of $10,000,000, in each case are reflected on Schedule 6.15 hereto);

(e)   deposits made in the ordinary course of business consistent with past practices;

(f)   financing provided by the Company and its Subsidiaries to their customers in the ordinary course of business;

(g)   intercompany loans, contributions to capital and advances to any of its Subsidiaries and any Subsidiaries of the Company may make intercompany loans, contributions to capital and advances to the Company;

(h)   loans and advances by the Company and its Subsidiaries to directors, officers and employees of the Company and its Subsidiaries for moving and travel expenses and other similar expenses, in each case incurred in the ordinary course of business, in an aggregate outstanding principal amount not to exceed $5,000,000 at any time;

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(i)   purchases or acquisitions of stock or partnership interests, joint venture interests or other equity interests in any Person who after such purchase or other acquisition becomes a Subsidiary; and

(j)   other purchases, advances, loans and investments with respect to Persons who are not (or as a result of such investment do not become) a Subsidiary not to exceed, in the aggregate, twelve and one-half percent (12.5%) of the Consolidated Net Worth at any time outstanding.

Section 6.16   Dividends and Other Shareholder Distributions. The Company shall not during the occurrence and continuation of any Default or Event of Default:

(a)   declare or pay any dividends or make any distribution of any kind on its outstanding capital stock, or set aside any sum for any such purpose; or

(b)   purchase, redeem, retire or otherwise acquire, directly or indirectly, or make any sinking fund payments for, any shares of any class of stock of the Company or any Subsidiary of the Company now or hereafter outstanding or set apart any sum for any such purpose.

Section 6.17   Leverage. The Company will at all times maintain a Consolidated Leverage Ratio of not more than .55 to 1.

Section 6.18   Interest Coverage Ratio. The Company will not permit at any time the Consolidated Interest Ratio to be less than 3.5 to 1, such ratio to be calculated for the current fiscal quarter and previous three fiscal quarters combined.

Section 6.19   Transactions with Affiliates. Except as otherwise expressly permitted by the terms of this Agreement, the Company will not, and will not permit any of its Subsidiaries to, enter into or be a party to any material transaction or arrangement with any Affiliate of the Company or such Subsidiary which is not itself a Subsidiary, including without limitation, the purchase from, sale to or exchange of Property with, any merger or consolidation with or into, or the rendering of any service by or for, any such Affiliate, except (i) in the ordinary course of and pursuant to the reasonable requirements of the Company's or such Subsidiary's business and upon fair and reasonable terms no less favorable to the Company or such Subsidiary than would obtain in a comparable arm's-length transaction with a Person other than an Affiliate and (ii) the Permitted Receivables Transaction and (iii) transactions and arrangements permitted under the terms of Section 6.11 or 6.15 provided the Board of Directors of the Company have determined that such transaction or arrangement is in the best interest of the Company.

Section 6.20   Compliance with Laws. Without limiting any of the other covenants of the Company in this Section 6, the Company will, and will cause its Subsidiaries to, conduct their business, and otherwise be, in compliance with all applicable Laws and orders of any governmental or judicial authorities; provided, however, that this Section 6.20 shall not require the Company or any of its Subsidiaries to comply with any such law, regulation, ordinance or order if (x) it shall be contesting such Law or order in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor, or (y) the failure to comply therewith could not, in the aggregate, have a Material Adverse Effect.

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Section 6.21   Take or Pay Contracts. The Company will not, and will not permit any of its Subsidiaries to, enter into or be a party to any arrangement for the purchase of materials, supplies, other property or services if such arrangement (i) by its express terms requires that payment be made by the Company or such Subsidiary regardless of whether such materials, supplies, other property or services are delivered or furnished to it and (ii) could reasonably be expected to have a Material Adverse Effect.

Section 6.22   Inconsistent Agreements. The Company will not enter into any Contractual Obligation if compliance by the Company with the terms and provisions thereof, consummation of the transactions contemplated therein, or application or operation of any term, covenant, condition or other provision thereof would (i) result in a Default or Event of Default or (ii) violate any provision of the Articles of Incorporation or By-Laws of the Company or any of its Subsidiaries.

SECTION 7.   EVENTS OF DEFAULT AND REMEDIES.

Section 7.1   Events of Default. Any one or more of the following shall constitute an Event of Default:

(a)   default (x) in the payment when due of the principal amount of any Loan or (y) for a period of three (3) days in the payment when due of any other Obligation constituting a payment obligation not mentioned in clause (x);

(b)   default by the Company, or any of its Subsidiaries in the observance or performance of any covenant set forth in Sections 6.10, 6.11, and 6.13-6.22;

(c)   default by the Company or any Subsidiary in the observance or performance of any provision hereof not mentioned in (a) or (b) above, which is not remedied within thirty (30) days after notice thereof to the Company by the Administrative Agent;

(d)   any representation or warranty made herein by the Company or any Subsidiary, or in any statement or certificate furnished pursuant hereto, proves untrue in any material respect as of the date of the issuance or making, or deemed making or issuance, thereof;

(e)   (x) default by the Company or any Subsidiary occurs in the payment when due of Indebtedness in an aggregate principal amount of $5,000,000 or (y) a default by the Company or any Subsidiary or other circumstance occurs under any Contractual Obligation under which any Indebtedness of the Company or any Subsidiary in an aggregate principal amount of $5,000,000 is issued or created and such default or other circumstance continues for a period of time sufficient to permit the holder or beneficiary of such Indebtedness, or a trustee therefore, to cause the acceleration of the maturity of any such Indebtedness or any mandatory unscheduled prepayment, purchase, or other early funding thereof;

(f)   the Company, Aptar SAS or any Subsidiary owning or holding in the aggregate more than five percent (5%) of the consolidated assets of the Company and its Subsidiaries (i) does not pay, or admits its inability to pay, its debts generally as they become due, (ii) makes an assignment for the benefit of creditors, (iii) applies for, seeks, consents to, or acquiesces in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any substantial part of its Property, (iv) institutes any proceeding seeking to have entered against it an order for relief under any Debtor Relief Law or fails to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (v) takes any corporate action in furtherance of any matter described in clauses (i)-(iv) above, or (vi) fails to contest in good faith any appointment or proceeding described in Section 7.1(g);

(g)   a custodian, receiver, trustee, examiner, liquidator or similar official is appointed for the Company, Aptar SAS or any Subsidiary thereof owning or holding in the aggregate more than five percent (5%) of the consolidated assets of the Company and its Subsidiaries or any substantial part of any of their respective Property, or a proceeding described in Section 7.1(f)(iv) is instituted against the Company, Aptar SAS or any Subsidiary of the Company, and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of sixty (60) days;

(h)   the Company or any Subsidiary of the Company fails within thirty (30) days to pay, bond or otherwise discharge any judgment or order for the payment of money in excess of, in the aggregate, $5,000,000, which is not stayed on appeal or otherwise being appropriately contested in good faith in a manner that stays execution;

(i)   (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of the Company under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount which could reasonably be expected to have a Material Adverse Effect, or (ii) the Company or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of $5,000,000;

(j)   (i) the Company, Aptar SAS or any Person acting on behalf of the Company, or any Governmental Authority challenges the validity of any Credit Document or the Company's obligations thereunder or (ii) any Credit Document ceases to be in full force and effect or ceases to give the Administrative Agent and Lenders the material Liens, rights, and powers purported to be granted in their favor thereby; or

(k)   a Change of Control Event occurs.

Section 7.2   Non-Bankruptcy Defaults. When any Event of Default other than those described in subsections (f) or (g) of Section 7.1 has occurred and is continuing, the Administrative Agent shall, by notice to the Company: (a) if so directed by the Required Lenders, terminate the remaining Commitments and all other obligations of the Lenders hereunder on the date stated in such notice (which may be the date thereof) and (b) if so directed by the Required Lenders, declare the principal of and the accrued interest on all outstanding Loans to be forthwith due and payable and thereupon all outstanding Loans, including both principal and interest thereon, shall be and become immediately due and payable together with all other amounts payable under the Credit Documents without further demand, presentment, protest or notice of any kind. The Administrative Agent, after giving notice to the Company pursuant to Section 7.1(c) or this Section 7.2, shall also promptly send a copy of such notice to the other Lenders, but the failure to do so shall not impair or annul the effect of such notice.

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Section 7.3   Bankruptcy Defaults. When any Event of Default described in subsections (f) or (g) of Section 7.1 has occurred and is continuing, then all outstanding Loans shall immediately become due and payable together with all other amounts payable under the Credit Documents without presentment, demand, protest or notice of any kind, and all obligations of the Lenders to extend further credit pursuant to any of the terms hereof shall immediately terminate.

Section 7.4   Notice of Default. The Administrative Agent shall give notice to the Company under Section 7.1(c) promptly upon being requested to do so by any Lender and shall thereupon notify all the Lenders thereof.

SECTION 8.   ADMINISTRATIVE AGENT

Section 8.1   Appointment and Authorization of Administrative Agent. Each Lender hereby irrevocably appoints, designates and authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Credit Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Credit Document, together with such powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere herein or in any other Credit Document, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Lender or participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against the Administrative Agent. Without limiting the generality of the foregoing sentence, the use of the term "agent" herein and in the other Credit Documents with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

Section 8.2   Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement or any other Credit Document by or through agents, employees or attorneys-in-fact, including, for the purposes of any Borrowings or payments in Alternative Currencies, such sub-agents as shall be deemed necessary by the Administrative Agent, and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agent, sub-agent or attorney-in-fact that it selects in the absence of gross negligence or willful misconduct. Any such agent, sub-agent or other Person retained or employed pursuant to this Section 8.2 shall have all the benefits and immunities provided to the Administrative Agent in this Section 8 with respect to any acts taken or omissions suffered by such Person in connection herewith or therewith, as fully as if the term "Administrative Agent" as used in this Section 8 and in the definition of "Agent-Related Person" included such additional Persons with respect to such acts or omissions.

Section 8.3   Liability of Administrative Agent. No Agent-Related Person shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this

Agreement or any other Credit Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct in connection with its duties expressly set forth herein), or (b) be responsible in any manner to any Lender or participant for any recital, statement, representation or warranty made by a Borrower or any officer thereof, contained herein or in any other Credit Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Credit Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Credit Document, or for any failure of a Borrower or any other party to any Credit Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lender or participant to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Credit Document, or to inspect the properties, books or records of either Borrower or any Affiliate thereof.

Section 8.4   Reliance by Administrative Agent.

(a)   The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, electronic mail message, statement or other document or conversation reasonably believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to a Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under any Credit Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Credit Document in accordance with a request or consent of the Required Lenders (or such greater number of Lenders as may be expressly required hereby in any instance) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

(b)   For purposes of determining compliance with the conditions specified in Section 4.1, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Effective Date specifying its objection thereto.

Section 8.5   Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to the Administrative Agent for the account of the Lenders, unless the Administrative Agent shall have received written notice from a Lender or a Borrower referring to this Agreement, describing such Default and stating that such notice is a "notice of default." The Administrative Agent will notify the Lenders of its receipt of any such notice. The Administrative Agent shall take such action with respect to such Default as may be directed by the Required Lenders in accordance with Section 7; provided, however, that unless and until the Administrative Agent has received any such direction, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default as it shall deem advisable or in the best interest of the Lenders.

Section 8.6   Credit Decision; Disclosure of Information by Administrative Agent. Each Lender acknowledges that no Agent-Related Person has made any representation or warranty to it, and that no act by the Administrative Agent hereafter taken, including any consent to and acceptance of any assignment or review of the affairs of the Borrowers or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender as to any matter, including whether Agent-Related Persons have disclosed material information in their possession. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrowers and their respective Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrowers. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Credit Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of each Borrower. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent herein, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Borrowers or any of their respective Affiliates which may come into the possession of any Agent-Related Person.

Section 8.7   Indemnification of Administrative Agent. Whether or not the transactions contemplated hereby are consummated, the Lenders shall indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of a Borrower and without limiting the obligation of a Borrower to do so), pro rata in accordance with their Voting Percentages, and hold harmless each Agent-Related Person from and against any and all Indemnified Liabilities incurred by it; provided, however, that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities to the extent determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Agent-Related Person's own gross negligence or willful misconduct, provided, however, that no action taken in accordance with the directions of the Required Lenders shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section. Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its ratable share of any reasonable and documented costs or out-of-pocket expenses (including Attorney Costs) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Credit Document, or any document

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contemplated by or referred to herein, to the extent that the Administrative Agent is not reimbursed for such expenses by or on behalf of the Borrowers. The undertaking in this Section shall survive termination of the Aggregate Commitments, the payment of all other Obligations and the resignation of the Administrative Agent.

Section 8.8   Administrative Agent in its Individual Capacity. Bank of America and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with each of the Borrowers and their respective Affiliates as though Bank of America were not the Administrative Agent hereunder and without notice to or consent of the Lenders. The Lenders acknowledge that, pursuant to such activities, Bank of America or its Affiliates may receive information regarding the Borrowers or any of their Affiliates (including information that may be subject to confidentiality obligations in favor of such Borrower or such Affiliate) and acknowledge that the Administrative Agent shall be under no obligation to provide such information to them. With respect to its Loans, Bank of America shall have the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not the Administrative Agent, and the terms "Lender" and "Lenders" include Bank of America in its individual capacity.

Section 8.9   Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 30 days' notice to the Lenders and the Company. If the Administrative Agent resigns under this Agreement, the Required Lenders shall appoint from among the Lenders a successor administrative agent for the Lenders, which successor administrative agent shall be consented to by the Company at all times other than during the existence of an Event of Default (which consent of the Company shall not be unreasonably withheld or delayed). If no successor administrative agent is appointed prior to the effective date of the resignation of the Administrative Agent, the Administrative Agent may appoint, after consulting with the Lenders and the Company, a successor administrative agent from among the Lenders. Upon the acceptance of its appointment as successor administrative agent hereunder, the Person acting as such successor administrative agent shall succeed to all the rights, powers and duties of the retiring Administrative Agent and the term "Administrative Agent shall mean such successor administrative agent, the retiring Administrative Agent's appointment, powers and duties as Administrative Agent shall be terminated. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Section 8 and Sections 10.4 and 10.5 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement. If no successor administrative agent has accepted appointment as Administrative Agent by the date which is 30 days following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above.

Section 8.10   Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to either Borrower, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the

Administrative Agent shall have made any demand on either Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)   to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Sections 2.7 and 10.4) allowed in such judicial proceeding; and

(b)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.7 and 10.4.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

Section 8.11   Other Agents; Arrangers and Managers. None of the Lenders or other Persons identified on the facing page or signature pages of this agreement as a "syndication agent," "documentation agent," "co-agent," "book manager," "lead manager," "arranger," "lead arranger" or "co-arranger" shall have any right, power, obligation, liability, responsibility or duty under this agreement other than, in the case of such Lenders, those applicable to all Lenders as such. Without limiting the foregoing, none of the Lenders or other Persons so identified shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders or other Persons so identified in deciding to enter into this agreement or in taking or not taking action hereunder.

SECTION 9. COMPANY GUARANTEE

Section 9.1   Unconditional Guarantee. For valuable consideration, receipt whereof is hereby acknowledged, and to induce each Lender to make Loans to and on account of the Aptar SAS and to induce the Administrative Agent to act hereunder, the Company hereby unconditionally and irrevocably guarantees to each Lender and the Administrative Agent the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Obligations of Aptar SAS, whether for principal, interest, fees, expenses, indemnification or otherwise, whether direct or indirect, absolute or contingent or now existing or hereafter arising (such Obligations being the "Guaranteed Obligations"). Without limiting the generality of the foregoing, the Company's liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by Aptar SAS to the Administrative Agent or any other Lender under this Agreement but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving Aptar SAS. This is a guarantee of payment and not of collection merely.

Section 9.2   Guarantee Absolute. The Company guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of this Agreement, regardless of any Law or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Lender or the Administrative Agent with respect thereto. The Obligations of the Company under this Section 9 are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Company to enforce this Section 9, irrespective of whether any action is brought against Aptar SAS or whether Aptar SAS is joined in any such action or actions. The liability of the Company under this guarantee shall be irrevocable, absolute and unconditional irrespective of, and the Company hereby irrevocably waives any defense it may now or hereafter have in any way relating to, any or all of the following:

(a)   any lack of validity or enforceability of this Agreement or any other agreement or instrument relating thereto;

(b)   any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from this Agreement;

(c)   any taking, exchange, release or non-perfection of any collateral or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

(d)   any change, restructuring or termination of the corporate structure or existence of Aptar SAS; or

(e)   any other circumstance (including, without limitation, any statute of limitations to the fullest extent permitted by applicable Law) which might otherwise constitute a defense available to, or a discharge of, the Company, Aptar SAS or a guarantor.

This guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by any Lender or the Administrative Agent upon the insolvency, bankruptcy or reorganization of Aptar SAS or otherwise, all as though such payment had not been made.

Section 9.3   Waivers. The Company hereby expressly waives promptness, diligence, notice of acceptance, presentment, demand for payment, protest, any requirement that any right or power be exhausted or any action be taken against Aptar SAS or against any other guarantor of all or any portion of the Total Outstanding Amount, and all other notices and demands whatsoever.

(a)   The Company hereby waives any right to revoke this guaranty, and acknowledges that this guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future and regardless of whether the Total Outstanding Amount is reduced to zero at any time or from time to time.

(b)   The Company acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated herein and that the waivers set forth in this Section 9 are knowingly made in contemplation of such benefits.

Section 9.4   Subrogation. The Company will not exercise any rights that it may now or hereafter acquire against Aptar SAS or any other insider guarantor that arise from the existence, payment, performance or enforcement of the Guaranteed Obligations under this Agreement, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Administrative Agent or any other Lender against a Borrowing Subsidiary or any other insider guarantor or any collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Aptar SAS or any other insider guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this guaranty shall have been paid in full in cash and the Commitments shall have terminated. If any amount shall be paid to the Company in violation of the preceding sentence at any time prior to the later of the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this guaranty and the termination of the Commitments, such amount shall be held in trust for the benefit of the Administrative Agent and the other Lenders and shall forthwith be paid to the Administrative Agent to be credited and applied to the Guaranteed Obligations and all other amounts payable under this guaranty, whether matured or unmatured, in accordance with the terms of this Agreement, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this guaranty thereafter arising. The Company acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Agreement and that the waiver set forth in this section is knowingly made in contemplation on such benefits.

Section 9.5   Survival. This guaranty is a continuing guarantee and shall (a) remain in full force and effect until payment in full in cash of the Guaranteed Obligations and all other amounts payable under this guaranty and the termination of the Commitments, (b) be binding upon the Company, its successors and assigns, (c) inure to the benefit of and be enforceable by each Lender (including each assignee Lender pursuant to Section 10.7) and the Administrative Agent and their respective successors, transferees and assigns and (d) shall be reinstated if at any time any payment to a Lender or the Administrative Agent hereunder is required to be restored by such Lender or the Administrative Agent. Without limiting the generality of the foregoing clause (c), each Lender may assign or otherwise transfer its interest in any Loan to any other Person, and such other Person shall thereupon become vested with all the rights in respect thereof granted to such Lender herein or otherwise.

SECTION 10.   MISCELLANEOUS.

Section 10.1   Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Credit Document, and no consent to any departure by the Company or Aptar SAS therefrom, shall be effective unless in writing signed by the Required Lenders and the Company or Aptar SAS, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a)   waive any condition set forth in Section 4.1(a) without the written consent of each Lender;

(b)   extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 7.2) without the written consent of such Lender;

(c)   postpone any date fixed by this Agreement or any other Credit Document for any payment of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under any other Credit Document without the written consent of each Lender directly affected thereby;

(d)   reduce the principal of, or the rate of interest specified herein on, any Loan or (subject to clause (iii) of the second proviso to this Section 10.1) any fees or other amounts payable hereunder or under any other Credit Document without the written consent of each Lender directly affected thereby; provided, however, that only the consent of the Required Lenders shall be necessary (i) to amend the definition of "Default Rate" or to waive, suspend or terminate any obligation of a Borrower to pay interest at the Default Rate or (ii) to amend any financial covenant hereunder (or any defined term used therein) even if the effect of such amendment would be to reduce the rate of interest on any Loan or to reduce any fee payable hereunder;

(e)   change Section 2.11, 2.12 or 2.13 in a manner that would alter the sharing of payments required thereby without the written consent of each Lender;

(f)   amend Section 1.7 or the definition of "Alternative Currency" without the written consent of each Lender;

(g)   change any provision of this Section or the definition of "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender; or

(h)   release the Company from its Guaranty under Section 9 without the written consent of each Lender;

and, provided further, that (i) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Credit Document; (ii)

Section 10.7(h) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification; and (iii) the Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that no Commitment of such Lender may be increased or extended without the consent of such Lender.

Section 10.2   Notices and Other Communications; Facsimile Copies.

(a)   General. Unless otherwise expressly provided herein, all notices and other communications provided for hereunder shall be in writing (including by facsimile transmission). All such written notices shall be mailed certified or registered mail, faxed or delivered by hand or by overnight courier service to the applicable address, facsimile number or (subject to subsection (c) below) electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)   if to the Borrowers or the Administrative Agent, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 10.2 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties; and

(ii)   if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the Company and the Administrative Agent.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b)   Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Section 2 if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Section by electronic communication. The Administrative Agent or the Company (on behalf of itself and the other Borrower) may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

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(c)   _Effectiveness of Facsimile Documents and Signatures_. Credit Documents may be transmitted and/or signed by facsimile. The effectiveness of any such documents and signatures shall, subject to applicable Law, have the same force and effect as manually-signed originals and shall be binding on all Borrowers, the Administrative Agent and the Lenders. The Administrative Agent may also require that any such documents and signatures be confirmed by a manually-signed original thereof; provided, however, that the failure to request or deliver the same shall not limit the effectiveness of any facsimile document or signature.

(d)   _Reliance by Administrative Agent and Lenders_. The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Borrowing Notices) purportedly given by or on behalf of a Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Company shall indemnify each Agent-Related Person and each Lender from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of a Borrower, except to the extent any such losses, costs, expenses or liabilities resulted from the gross negligence or willful misconduct of such Person. All telephonic notices to and other communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

Section 10.3   _No Waiver; Cumulative Remedies_. No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Section 10.4   _Attorney Costs, Expenses and Taxes_. Each Borrower agrees (a) to pay or reimburse the Administrative Agent for all reasonable and documented costs and expenses incurred in connection with the development, preparation, negotiation and execution of this Agreement and the other Credit Documents and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated thereby are consummated), and the consummation and administration of the transactions contemplated hereby and thereby, including all Attorney Costs, and (b) to pay or reimburse the Administrative Agent and each Lender for all reasonable and documented costs and expenses incurred in connection with the enforcement, attempted enforcement, or preservation of any rights or remedies under this Agreement or the other Credit Documents (including all such costs and expenses incurred during any "workout" or restructuring in respect of the Obligations and during any legal proceeding, including any proceeding under any Debtor Relief Law), including all Attorney Costs. The foregoing costs and expenses shall include any search, filing, recording, title insurance and appraisal charges and fees and taxes related thereto and the cost of independent public accountants and other outside experts retained by the Administrative Agent or any Lender. All amounts due under this Section 10.4 shall be payable within ten Business Days after demand therefor. The agreements in this Section shall survive the termination of the Aggregate Commitments and repayment of all other Obligations.

Section 10.5   Indemnification by the Borrowers. Each Borrower shall indemnify and hold harmless each Agent-Related Person, each Lender and their respective Affiliates, directors, officers, employees, counsel, agents and attorneys-in-fact (collectively the "Indemnitees") from and against any and all liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses and disbursements (including Attorney Costs) of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against any such Indemnitee in any way relating to or arising out of or in connection with (a) the execution, delivery, enforcement, performance or administration of any Credit Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby, (b) any Commitment or Loan or the use or proposed use of the proceeds therefrom or (c) any actual or alleged presence or release of Hazardous Materials on or from any property currently or formerly owned or operated by the Company or any Subsidiary, or any Environmental Claim related in any way to the Company or any Subsidiary, or (d) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or proceeding) and regardless of whether any Indemnitee is a party thereto (all the foregoing, collectively, the "Indemnified Liabilities"), in all cases, whether or not caused by or arising, in whole or in part, out of the negligence of the Indemnitee; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses or disbursements (i) resulted from the gross negligence or willful misconduct of such Indemnitee or (ii) are subject to reimbursement, indemnity or payment under another provision of this Agreement. No Borrower shall have any reimbursement obligation in respect of any legal or other expenses (including Attorney Costs) incurred in connection with investigating or defending against any of the foregoing if the same is due to any event described in the final proviso of the immediately preceding sentence. No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through IntraLinks or other similar information transmission systems in connection with this Agreement except to the extent such liabilities resulted from the gross negligence of willful misconduct of such Indemnitee, nor shall any Indemnitee have any liability for any indirect or consequential damages relating to this Agreement or any other Credit Document or arising out of its activities in connection herewith or therewith (whether before or after the Effective Date). All amounts due under this Section 10.5 shall be payable within ten Business Days after demand therefor. The agreements in this Section shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations.

Section 10.6   Payments Set Aside. To the extent that any payment by or on behalf of a Borrower is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred, and

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(b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect, in the applicable currency of such recovery or payment.

Section 10.7   Successors and Assigns.

(a)   The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (f) of this Section, or (iv) to an SPC in accordance with the provisions of subsection (h) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Individual Commitment and the Loans at the time owing to it); provided that (i) except in the case of an assignment of the entire remaining amount of the assigning Lender's Individual Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund (as defined in subsection (g) of this Section) with respect to a Lender, the aggregate amount of the Individual Commitment (which for this purpose includes Loans outstanding thereunder and such Lender's Tranche A Commitment and Tranche B Commitment) subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $5,000,000 unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Company otherwise consents (each such consent not to be unreasonably withheld or delayed); (ii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans or the Individual Commitment assigned; (iii) any assignment of an Individual Commitment must be approved by the Administrative Agent unless the Person that is the proposed assignee is itself a Lender (whether or not the proposed assignee would otherwise qualify as an Eligible Assignee); and (iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500. Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.1, 3.4, 3.5, 10.4 and 10.5 with respect to facts and circumstances occurring prior to the effective date of such assignment). Upon request, each Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c)   The Administrative Agent, acting solely for this purpose as an agent of the Borrowers, shall maintain at the Administrative Agent's Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers at any reasonable time and from time to time upon reasonable prior notice. In addition, at any time that a request for a consent for a material or other substantive change to the Credit Documents is pending, any Lender wishing to consult with other Lenders in connection therewith may request and receive from the Administrative Agent a copy of the Register.

(d)   Any Lender may at any time, without the consent of, or notice to, the Borrowers or the Administrative Agent, sell participations to any Person (other than a natural person or the Company or any of the Company's Affiliates or Subsidiaries) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 10.1 that directly affects such Participant. Subject to subsection (e) of this Section, each Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.1, 3.4 and 3.5 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.9 as though it were a Lender, provided such Participant agrees to be subject to Sections 2, 2.13 and 2.14 as though it were a Lender.

(e)   A Participant shall not be entitled to receive any greater payment under Section 3.1 or 3.4 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Company's prior written consent. A Participant shall not be entitled to the benefits of Section 3.1 unless the Company is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 10.15 as though it were a Lender.

(f)   Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note(s), if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g)   As used herein, the following terms have the following meanings:

"Eligible Assignee" means (a) a Lender; (b) an Affiliate of a Lender; (c) an Approved Fund; and (d) any other Person (other than a natural person) approved by (i) the Administrative Agent, and (ii) unless an Event of Default has occurred and is continuing, the Company (each such approval not to be unreasonably withheld or delayed); provided that notwithstanding the foregoing, "Eligible Assignee" shall not include the Company or any of the Company's Affiliates or Subsidiaries; and provided further, however, that an Eligible Assignee shall include only a Lender, an Affiliate of a Lender or another Person, which, through its Lending Offices, is capable of lending the applicable Alternative Currencies to the Borrowers without the imposition of any Taxes or additional Taxes, as the case may be.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

(h)   Notwithstanding anything to the contrary contained herein, any Lender (a "Granting Lender") may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Company (an "SPC") the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan, and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof or, if it fails to do so, to make such payment to the Administrative Agent as is required under Section 2.10(c)(ii). Each party hereto hereby agrees that (i) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the

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Borrowers under this Agreement (including its obligations under Section 3.4), (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Credit Document, remain the lender of record hereunder. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior debt of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the laws of the United States or any State thereof. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Company and the Administrative Agent and without paying any processing fee therefor, assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

Section 10.8   Confidentiality. Each of the Administrative Agent and the Lenders agrees it will use its best efforts not to disclose and to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Credit Document or any action or proceeding relating to this Agreement or any other Credit Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to a Borrower and its obligations, (g) with the consent of the Company or (h) to the extent such Information (x) is or becomes publicly available other than as a result of a breach of this Section or (y) is or becomes available to the Administrative Agent or any Lender on a nonconfidential basis from a source other than the Company. For purposes of this Section, "Information" means all information received from the Company or any Subsidiary relating to the Company or any Subsidiary or any of their respective business. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Section 10.9   Set-off. In addition to any rights and remedies of the Lenders provided by law, upon the occurrence and during the continuance of any Event of Default, each Lender is authorized at any time and from time to time, without prior notice to the Company or any other Borrower, any such prior notice being waived by the Company (on its own behalf and on behalf of each Borrower) to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by, and other indebtedness at any time owing by, such Lender to or for the credit or the account of the respective Borrowers against any and all Obligations constituting a payment obligation owing to such Lender hereunder or under any other Credit Document, now or hereafter existing, irrespective of whether or not the Administrative Agent or such Lender shall have made demand under this Agreement or any other Credit Document and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable deposit or indebtedness. Each Lender agrees promptly to notify the Company and the Administrative Agent after any such set-off and application made by such Lender; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

Section 10.10   Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Credit Document, the interest paid or agreed to be paid to any Lender under the Credit Documents shall not exceed the maximum rate of non-usurious interest permitted for such Lender by applicable Law (the "Maximum Rate"). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the applicable Borrower. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

Section 10.11   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 10.12   Integration. This Agreement, together with the other Credit Documents, comprises the complete and integrated agreement of the parties on the subject matter hereof and thereof and supersedes all prior agreements, written or oral, on such subject matter. In the event of any conflict between the provisions of this Agreement and those of any other Credit Document, the provisions of this Agreement shall control; provided that the inclusion of supplemental rights or remedies in favor of the Administrative Agent or the Lenders in any other Credit Document shall not be deemed a conflict with this Agreement. Each Credit Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

Section 10.13   Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Credit Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect with respect to the date as to which they were made as long as any Loan or any other Obligation constituting a payment obligation (other than contingent indemnity obligations) hereunder shall remain unpaid or unsatisfied.

Section 10.14   Severability. If any provision of this Agreement or the other Credit Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Credit Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.15   Tax Forms.

(a)   Tax Forms. As modified by paragraphs (b) and (c) of this Section 10.15, each Lender agrees to deliver to the Administrative Agent or a Borrower, as the Administrative Agent or a Borrower shall reasonably request, on or prior to the Effective Date, and in a timely fashion thereafter, two copies of such documents and forms required by any relevant Governmental Authorities under the Laws of the United States, France (in the case of Tranche B Lenders) and any other jurisdiction, duly executed and completed by such Lender, as are required under such Laws to confirm such Lender's entitlement to a complete exemption from withholding taxes in respect of all payments to be made to such Lender by the Borrowers pursuant to this Agreement. Each Lender shall promptly (i) notify the Administrative Agent of any change in circumstances which would modify or render invalid any such claimed exemption, and (ii) take such steps as shall not be materially disadvantageous to it, in the reasonable judgment of such Lender, and as may be reasonably necessary (including the re-designation of its Lending Office) to avoid any requirement of applicable Laws of any such jurisdiction that a Borrower make any deduction or withholding for taxes from amounts payable to such Lender. Additionally, each of the Borrowers shall promptly deliver to the Administrative Agent or any Lender, as the Administrative Agent or such Lender shall reasonably request, on or prior to the Effective Date, and in a timely fashion thereafter, such documents and forms required by any relevant Governmental Authorities under the Laws of any jurisdiction, duly executed and completed by such Borrower, as are required to be furnished by such Lender or the Administrative Agent under such Laws in connection with any payment by the Administrative Agent or any Lender of Taxes or Other Taxes, or otherwise in connection with the Credit Documents, with respect to such jurisdiction. No Borrower shall be required to pay an additional amount to any Lender under Section 3.1 if such Lender shall have failed to satisfy the provisions of this Section 10.15; provided that, subject to the limitation of Section 10.7(e), if such Lender shall have satisfied the requirement of this Section 10.15 on the date such Lender became a Lender or ceased to act for its own account with respect to any payment under any of the Credit Documents, nothing in this Section 10.15(a) shall relieve either Borrower of its obligation to pay any amounts pursuant to

Section 3.1 in the event that, as a result of any change in any applicable law, treaty or governmental rule, regulation or order, or any change in the interpretation, administration or application thereof, such Lender is no longer properly entitled to deliver forms, certificates or other evidence at a subsequent date establishing the fact that such Lender or other Person for the account of which such Lender receives any sums payable under any of the Credit Documents is not subject to withholding or is subject to withholding at a reduced rate.

    (b)   Tranche A Loans — United States Tax Forms

    (i)   Each Lender that is not a "United States person" within the meaning of Section 7701(a)(30) of the Code (a "Non-U.S. Lender") shall deliver to the Administrative Agent or the Company, pursuant to Section 3.1(a), prior to receipt of any payment subject to withholding under the Code (or upon accepting an assignment of an interest herein), two duly signed completed copies of either IRS Form W-8BEN or any successor thereto (relating to such Non-U.S. Lender and entitling it to a complete exemption from withholding tax on all payments to be made to such Non-U.S. Lender by the Borrowers pursuant to this Agreement) or IRS Form W-8ECI or any successor thereto (relating to all payments, including fees, to be made to such Non-U.S. Lender by the Borrowers pursuant to this Agreement) or such other evidence satisfactory to the Company and the Administrative Agent that such Non-U.S. Lender is entitled to a complete exemption from U.S. withholding tax, including any exemption pursuant to Section 881(c) of the Code. Thereafter and from time to time, each such Non-U.S. Lender shall (A) promptly submit to the Administrative Agent such additional duly completed and signed copies of such forms (or such successor forms as shall be adopted from time to time by the relevant United States Governmental Authorities) as may then be available under then current United States laws and regulations to avoid, or such evidence as is satisfactory to the Company and the Administrative Agent of any available exemption from or reduction of, United States withholding taxes in respect of all payments to be made to such Non-U.S. Lender by the Borrowers pursuant to this Agreement, (B) promptly notify the Administrative Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction, and (C) take such steps as shall not be materially disadvantageous to it, in the reasonable judgment of such Lender, and as may be reasonably necessary (including the re-designation of its Lending Office) to avoid any requirement of applicable Laws that a Borrower make any deduction or withholding for taxes from amounts payable to such Non-U.S. Lender.

    (ii)   Each Non-U.S. Lender, to the extent it does not act or ceases to act for its own account with respect to any portion of any sums paid or payable to such Lender under any of the Credit Documents (for example, in the case of a typical participation by such Lender), shall deliver to the Administrative Agent on the date when such Non-U.S. Lender ceases to act for its own account with respect to any portion of any such sums paid or payable, and at such other times as may be necessary in the determination of the Administrative Agent (in the reasonable exercise of its discretion), (A) two duly signed completed copies of the forms or statements required to be provided by such Lender as set forth above, to establish the portion of any such sums paid or payable with respect to which such Lender acts for its own account that is not subject to U.S. withholding tax, and (B) two duly signed completed copies of IRS Form W-8IMY (or any successor thereto), together with any information such Lender chooses to transmit with such form, and any other certificate or statement of exemption required under the Code, to establish that such Lender is not acting for its own account with respect to a portion of any such sums payable to such Lender. No Borrower shall be required to pay any additional amount to any Non-U.S. Lender under Section 3.1 with respect to any Taxes required to be deducted or withheld on the basis of the information, certificates or statements of exemption such Lender transmits with an IRS Form W-8IMY pursuant to this Section 10.15(b) (ii).

(iii)   The Administrative Agent may, without reduction, withhold any Taxes required to be deducted and withheld from any payment under any of the Credit Documents with respect to which such Borrower is not required to pay additional amounts under this Section 10.15(b).

(iv)   Upon the request of the Administrative Agent, each Lender that is a "United States person" within the meaning of Section 7701(a)(30) of the Code shall deliver to the Administrative Agent or the Company, pursuant to Section 10.15(a), two duly signed completed copies of IRS Form W-9. If such Lender fails to deliver such forms, then the Administrative Agent may withhold from any interest payment to such Lender an amount equivalent to the applicable back-up withholding tax imposed by the Code, without reduction.

(c)   Tranche B Loans — French Tax Forms. With respect to Tranche B Loans, each Tranche B Lender shall deliver to the Administrative Agent or Aptar SAS, pursuant to Section 3.1(a), prior to receipt of any payment subject to withholding under the Laws of France (or upon accepting an assignment of an interest herein), two duly signed completed copies of any documents or forms required by French Governmental Authorities certifying that such Lender is entitled to a complete exemption from French withholding tax. Thereafter and from time to time, each such Tranche B Lender shall (A) promptly submit to the Administrative Agent such additional duly completed and signed copies of such documents or forms (or such successor forms as shall be adopted from time to time by the relevant French Governmental Authorities) as may then be available under then current French laws and regulations to avoid, or such evidence as is satisfactory to Aptar SAS and the Administrative Agent of any available exemption from or reduction of, French withholding taxes in respect of all payments to be made to such Tranche B Lender by the Borrowers pursuant to this Agreement, (B) promptly notify the Administrative Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction, and (C) take such steps as shall not be materially disadvantageous to it, in the reasonable judgment of such Tranche B Lender, and as may be reasonably necessary (including the re-designation of its Lending Office) to avoid any requirement of applicable Laws that a Borrower make any deduction or withholding for taxes from amounts payable to such Tranche B Lender.

(d)   If any Governmental Authority asserts that the Administrative Agent did not properly withhold or backup withhold, as the case may be, any Taxes or other amounts from payments made to or for the account of any Lender, such Lender shall indemnify the Administrative Agent therefor, including all penalties and interest, any taxes imposed by any jurisdiction on the amounts payable to the Administrative Agent under this Section, and costs and expenses (including Attorney Costs) of the Administrative Agent. The obligation of the Lenders under this Section shall survive the termination of the Aggregate Commitments, repayment of all other Obligations hereunder and the resignation of the Administrative Agent.

Section 10.16   Replacement of Lenders. Under any circumstances set forth herein providing that the Company shall have the right to replace a Lender as a party to this Agreement, the Company may, upon notice to such Lender and the Administrative Agent, replace such Lender by causing such Lender to assign its Commitment (with the assignment fee to be paid by the Company in such instance) pursuant to Section 10.7(b) to one or more Eligible Assignees procured by the Company; provided, however, that if the Company elects to exercise such right with respect to any Lender pursuant to Section 3.6(b), it shall be obligated to replace all Lenders that have made similar requests for compensation pursuant to Section 3.1 or 3.4. Upon the making of any such assignment, the Borrowers shall pay in full any amounts payable pursuant to Section 3.5.

Section 10.17   Governing Law.

(a)   THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF ILLINOIS APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE; PROVIDED THAT THE ADMINISTRATIVE AGENT AND EACH LENDER SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

(b)   ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF ILLINOIS SITTING IN CHICAGO OR OF THE UNITED STATES FOR THE NORTHERN DISTRICT OF SUCH STATE, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE BORROWERS, THE ADMINISTRATIVE AGENT AND LENDERS SUBMITS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. EACH BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF *FORUM NON CONVENIENS*, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY CREDIT DOCUMENT OR OTHER DOCUMENT RELATED THERETO. EACH BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER WAIVES PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY THE LAW OF SUCH STATE.

(c)   Aptar SAS hereby irrevocably appoints the Company as its authorized agent with all powers necessary to receive on its behalf service of copies of the summons and complaint and any other process which may be served in any action or proceeding arising out of or relating to the Credit Documents in any of such courts in and of the State of Illinois. Such service may be made by mailing or delivering a copy of such process to Aptar SAS in care of the Company at its address for notices provided for in Section 10.2, and Aptar SAS hereby irrevocably authorizes

71

and directs the Company to accept such service on its behalf and agrees that the failure of the Company to give any notice of any such service to Aptar SAS shall not impair or affect the validity of such service or of any judgment rendered in any action or proceeding based thereon. The Company hereby irrevocably accepts such appointment as process agent.

Section 10.18   Waiver of Right to Trial by Jury. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY CREDIT DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY CREDIT DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.19   USA PATRIOT Act Notice. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act"), it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of each Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify such Borrower in accordance with the Act.

Section 10.20   Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Credit Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of each Borrower in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Credit Documents shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the "Agreement Currency"), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from a Borrower in the Agreement Currency, such Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative

Agent agrees to return the amount of any excess to such Borrower (or to any other Person who may be entitled thereto under applicable law).

Section 10.21   <u>Entire Agreement</u>. This Agreement and the other Credit Documents represent the final agreement among the parties and may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties.

[remainder of page intentionally left blank]

73

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered in Chicago, Illinois by their duly authorized officers as of the day and year first above written.

APTARGROUP, INC.

By: /s/ Stephen J. Hagge

Name: Stephen J. Hagge

Title: Executive Vice President,
Chief Financial Officer and Secretary

APTARGROUP HOLDINGS SAS

By: /s/ Carl A. Siebel
Name: Carl A. Siebel
Title: President

S-2

BANK OF AMERICA, N.A., as
Administrative Agent and as a Lender

By: /s/ Tim Cassidy
Name: Tim Cassidy
Title: Vice President

THE BANK OF TOKYO-MITSUBISHI,
LTD., CHICAGO BRANCH, as Co-
Documentation Agent and Lender

By: /s/ Shinichiro Munechika

Name: Shinichiro Munechika

Title: Deputy General Manager

BARCLAYS BANK PLC, as Lender

By: /s/ Nicholas A. Bell
Name: Nicholas A. Bell
Title: Director Loan Transaction
Management

DEUTSCHE BANK AG, NEW YORK
BRANCH, as Lender

By: /s/ Stephan Peetzen
Name: Stephan Peetzen
Title: Managing Director

By: /s/ Michael Dietz
Name: Michael Dietz
Title: Director

FIFTH THIRD BANK (CHICAGO), a
Michigan Banking Corporation, as Lender

By: /s/ John H. Kemper
Name: John H. Kemper
Title: Vice President

JPMORGAN CHASE BANK, as Lender

By: /s/ Beth Grossman

Name: Beth Grossman

Title: Vice President

S-8

KEYBANK NATIONAL ASSOCIATION,
as Co-Documentation Agent and Lender

By: /s/ Thomas J. Purcell
Name: Thomas J. Purcell
Title: Senior Vice President

LASALLE BANK NATIONAL
ASSOCIATION, as Co-Documentation
Agent and Lender

By: /s/ Scott W. McCarty
Name: Scott W. McCarty
Title: Assistant Vice President

NATIONAL CITY BANK OF
MICHIGAN/ILLINOIS

By: /s/ Stephanie Pass
Name: Stephanie Pass
Title: Senior Vice President

S-11

SOCIETE GENERALE, NEW YORK
BRANCH, as Syndication Agent and Lender

By: /s/ A. M. Dumorher
Name: A. M. Dumorher
Title: Vice President

S-12

EXHIBIT A

FORM OF BORROWING NOTICE

Date: _____, _____

To: Bank of America, N.A., as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of February 27, 2004 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement;" the terms defined therein being used herein as therein defined), among AptarGroup, Inc. (the "Company"), AptarGroup Holdings SAS, the Lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent.

The Company hereby requests, on behalf of itself or, if applicable, Aptar SAS (select one):

☐ A Borrowing of Loans   ☐ A conversion or continuation of Loans

1.   On ____ (a Business Day).

2.   In the amount of _____.

3.   Comprised of _____.
            [Type of Loan requested]

4.   In the following currency: _____

5.   For Eurocurrency Rate Loans: with an Interest Period of ____ months.

6.   On behalf of _____ [insert name of applicable Borrower].

The Borrowing requested herein complies with the proviso to the first sentence of Section 2.1(a) or (b) of the Agreement, as applicable.

APTARGROUP, INC.

By: _____
Name: _____
Title: _____

Exh. A-1

EXHIBIT B

COMPLIANCE CERTIFICATE

This Compliance Certificate is furnished to the Administrative Agent pursuant to that certain Credit Agreement dated as of February 27, 2004, by and between AptarGroup, Inc. (the "Company"), AptarGroup Holdings SAS, the Administrative Agent and certain other lenders a party thereto, as amended from time to time (the "Credit Agreement"). Unless otherwise defined herein, the terms used in this Compliance Certificate have the meanings ascribed thereto in the Credit Agreement.

The undersigned hereby certifies that:

1.　I am the duly elected _____ of the Company;

2.　I have reviewed the terms of the Credit Agreement and I have made, or have caused to be made under my supervision, a review of the transactions and conditions of the Company and its Subsidiaries during the accounting period covered by the attached financial statements;

3.　The examinations described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or the occurrence of any event which constitutes a Default or Event of Default during or at the end of the accounting period covered by the attached financial statements or as of the date of this Certificate, except as set forth below;

4.　The financial statements required by Section 6.6 of the Credit Agreement and being furnished to you concurrently with this certificate fairly present the financial condition of the Company and its Subsidiaries as of the dates and for the periods covered thereby;

5.　The attachment hereto sets forth financial data and computations evidencing the Company's compliance with certain covenants of the Credit Agreement, all of which data and computations are, to the best of my knowledge, true, complete and correct and have been made in accordance with the relevant Sections of the Credit Agreement;

6.　Either Schedule 5.1 of the Credit Agreement contains a true and complete list of all Subsidiaries of the Company as of the date hereof or attached hereto is a substitute Schedule 5.1 which supersedes the prior Schedule 5.1; and

7.　The representations and warranties contained in Section 5 of the Credit Agreement are true and correct in all material respects as though made on and as of the

Exh. B-1

date hereof except to the extent that any such representation or warranty relates solely to an earlier date, in which case it was true and correct as of such earlier date.

Described below are the exceptions, if any, to paragraph 3 by listing, in detail, the nature of the condition or event, the period during which it has existed and the action which the Company has taken, are taking, or propose to take with respect to each such condition or event:

The foregoing certifications, together with the computations set forth in the Attachment hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered this _____ day of _____,_____.

Name:_____

Title:_____

Exh. B-2

[REVIEW]

ATTACHMENT TO COMPLIANCE CERTIFICATE

1.	Debt of Subsidiaries (Section 6.14(b)(ii))	
(a)	Debt of Subsidiaries (excluding Aptar SAS Loans under the Credit Agreement)	$_____
(b)	25% of Consolidated Net Worth	$_____
(c)	Does (b) exceed (a)? [Answer should be yes]	_____
2.	Other Advances, Loans and Investments (Section 6.15(i).)	
(a)	12.5% of Consolidated Net Worth	$_____
(b)	Other Advances, Loans and Investments Outstanding	$_____
(c)	Does (a) exceed (b)? [Answer should be yes]	_____
3.	Consolidated Leverage Ratio (Section 6.17.)	
(a)	Consolidated Debt	$_____
(b)	Total Capitalization	$_____
(c)	Ratio of (a) to (b) (shall be not more than 0.55 to 1)	_____
4.	Consolidated Interest Ratio (Section 6.18.)	
(a)	Consolidated EBITDA	$_____
(b)	Consolidated Interest Expense	$_____
(c)	Ratio of (a) to (b) (shall be at least 3.5 to 1)	_____

Exh. B-3

EXHIBIT C

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (this "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [*Insert name of Assignor*] (the "Assignor") and [*Insert name of Assignee*] (the "Assignee"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor's rights and obligations as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the "Assigned Interest"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1. Assignor: _____

2. Assignee: _____[and is an Affiliate/Approved Fund
   of [*identify Lender*]]

3. Borrower(s): _____

4. Administrative Agent: Bank of America, N.A., as the administrative agent under the Credit Agreement

5. Credit Agreement: Credit Agreement, dated as of February 27, 2004, among AptarGroup Inc., AptarGroup Holdings SAS, the Lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent.

Exh. C-1

6. Assigned Interest:

Facility Assigned	Aggregate Amount of Commitment/ Individual Loans for all Lenders*	Amount of Commitment/ Individual Loans Assigned*	Percentage Assigned of Commitment/ Individual Loans[1]	CUSIP Number
Individual Commitment	$_____	$_____	_____%	
Tranche A Commitment	$_____	$_____	_____%	
Tranche B Commitment	$_____	$_____	_____%	

[7. Trade Date: ___][2]

Effective Date: _____, 20___[TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:_____
    Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By:_____
    Title:

_____

1   Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

2   To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

Exh. C-2

[Consented to and]³Accepted:

BANK OF AMERICA, N.A., as
Administrative Agent

By:_____
    Title:

[Consented to:]⁴

APTARGROUP HOLDINGS, INC.

By:_____
    Title:

---

³   To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.
⁴   To be added only if the consent of the Company is required by the terms of the Credit Agreement.

Exh. C-3

[_____]⁵

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1.   Representations and Warranties.

1.1.   Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby, and (iv) under current law, no Tax is required to be withheld by the Company **[or Aptar SAS]**6 with respect to any payments (including fees) to be made to Assignee under the Credit Agreement or any other Credit Document, and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any collateral thereunder, (iii) the financial condition of the Company, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Credit Document or (iv) the performance or observance by the Company, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Credit Document.

1.2.   Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section ___thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Non-U.S. Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action

---

5   Describe Credit Agreement at option of Administrative Agent.

6   Delete if Assignee does not have a Tranche B Commitment.

Exh. C-4

under the Credit Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.

2.   Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts, which have accrued to, but excluding the Effective Date and to the Assignee for amounts, which have accrued from and after the Effective Date.

3.   General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of Illinois.

FORM OF
APTAR SAS BORROWING AGREEMENT

[Date]

Bank of America, N.A., as Administrative Agent

Attention: Anthea Del Bianco, Agency Management/Timothy Cassidy

Ladies and Gentlemen:

The undersigned, AptarGroup, Inc. (the "Company"), refers to the Multicurrency Credit Agreement dated as of February 27, 2004 (as it may hereafter be amended, supplemented or otherwise modified from time to time, the "Credit Agreement") among the Company, the financial institutions from time to time party thereto and Bank of America, N.A., as Administrative Agent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

The Company and AptarGroup Holdings SAS ("Aptar SAS") make, on and as of the date hereof, the representations and warranties as to Aptar SAS contained in Article V of the Credit Agreement. Aptar SAS agrees to be bound in all respects by the terms of the Credit Agreement and to perform all of the obligations of a Borrower thereunder. Each reference to a Borrower in the Credit Agreement shall be deemed to include Aptar SAS.

All communications to Aptar SAS under the Credit Agreement should be directed to the Company as set forth in the Section 10.2 of the Credit Agreement.

This instrument shall be construed in accordance with and governed by the laws of the State of Illinois. Loan proceeds should be disbursed as provided in the Credit Agreement.

Upon the execution of this Aptar SAS Borrowing Agreement by the Company and Aptar SAS and acceptance hereof by the Administrative Agent, Aptar SAS shall become a Borrower under the Credit Agreement as though it were an original party thereto and shall be entitled to borrow under the Credit Agreement upon the satisfaction of the conditions precedent set forth in Sections 2.14 and 4.2 of the Credit Agreement.

Very truly yours,

APTARGROUP, INC.

By: _____

Name:
Title:

Exh. D-1

APTARGROUP HOLDING SAS

By:_____
Name:
Title:

Exh. D-2

Accepted as of the date first above written:

BANK OF AMERICA, N.A., as Administrative Agent

By: _____
Name:
Title:

FORM OF
APTARGROUP, INC. NOTE

_____

FOR VALUE RECEIVED, the undersigned (the "<u>Company</u>") hereby promises to pay to _____ or registered assigns (the "<u>Lender</u>"), in accordance with the provisions of the Agreement (as hereinafter defined), the principal amount of each Loan from time to time made by the Lender to the Company under that certain Multicurrency Credit Agreement, dated as of February 27, 2004 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "<u>Agreement</u>;" the terms defined therein being used herein as therein defined), among the Company, AptarGroup Holding SAS, the Lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent.

The Company promises to pay interest on the unpaid principal amount of each Loan made by the Lender to the Company from the date of such Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Agreement. All payments of principal and interest shall be made to the Administrative Agent for the account of the Lender in the currency in which such Loan was denominated and in Same Day Funds at the Administrative Agent's Office for such currency. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Agreement.

This Note is one of the Notes referred to in the Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. Upon the occurrence and continuation of one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided in the Agreement. Loans made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Note and endorse thereon the date, amount, currency and maturity of its Loans and payments with respect thereto.

The Company, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Note.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS.

APTARGROUP, INC.

By:_____

Name:_____

Title:_____

Exh. E-2

FORM OF
APTARGROUP HOLDING SAS NOTE

_____

FOR VALUE RECEIVED, the undersigned (the "<u>Borrower</u>") hereby promises to pay to _____ or registered assigns (the "<u>Lender</u>"), in accordance with the provisions of the Agreement (as hereinafter defined), the principal amount of each Loan from time to time made by the Lender to the Borrower under that certain Multicurrency Credit Agreement, dated as of February 27, 2004 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "<u>Agreement</u>;" the terms defined therein being used herein as therein defined), among AptarGroup, Inc., the Borrower, the Lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent.

The Borrower promises to pay interest on the unpaid principal amount of each Loan made by the Lender to the Borrower from the date of such Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Agreement. All payments of principal and interest shall be made to the Administrative Agent for the account of the Lender in the currency in which such Loan was denominated and in Same Day Funds at the Administrative Agent's Office for such currency. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Agreement.

This Note is one of the Notes referred to in the Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. This Note is also entitled to the benefits of the guaranty in Section 9 of the Agreement. Upon the occurrence and continuation of one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided in the Agreement. Loans made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Note and endorse thereon the date, amount, currency and maturity of its Loans and payments with respect thereto.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Note.

Exh. E-3

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS.

APTARGROUP HOLDING SAS

By:_____

Name:_____

Title:_____

Exh. E-4

SCHEDULE 1.1

MANDATORY COST FORMULAE

1.   The Mandatory Cost (to the extent applicable) is an addition to the interest rate to compensate Lenders for the cost of compliance with:

    (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions); or

    (b) the requirements of the European Central Bank.

2.   On the first day of each Interest Period (or as soon as practicable thereafter) the Administrative Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Administrative Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum. The Administrative Agent will, at the request of the Company or any Lender, deliver to the Company or such Lender as the case may be, a statement setting forth the calculation of any Mandatory Cost.

3.   The Additional Cost Rate for any Lender lending from a Lending Office in a Participating Member State will be the percentage notified by that Lender to the Administrative Agent. This percentage will be certified by such Lender in its notice to the Administrative Agent as the cost (expressed as a percentage of such Lender's participation in all Loans made from such Lending Office) of complying with the minimum reserve requirements of the European Central Bank in respect of Loans made from that Lending Office.

4.   The Additional Cost Rate for any Lender lending from a Lending Office in the United Kingdom will be calculated by the Administrative Agent as follows:

    (a) in relation to any Loan in Sterling:

$$\frac{AB+C(B-D)+E \times 0.1}{100 - (A+C)} \quad \text{per cent per annum}$$

    (b) in relation to any Loan in any currency other than Sterling:

$$\frac{E \times 0.1}{300} \quad \text{per cent per annum}$$

Where:

    "A."   is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

Sch. 1.1 -1

"B." is the percentage rate of interest (excluding the Applicable Rate, the Mandatory Cost and any interest charged on overdue amounts pursuant to the first sentence of Section 2.8(b) and, in the case of interest (other than on overdue amounts) charged at the Default Rate, without counting any increase in interest rate effected by the charging of the Default Rate) payable for the relevant Interest Period of such Loan.

"C." is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

"D." is the percentage rate per annum payable by the Bank of England to the Administrative Agent on interest bearing Special Deposits.

"E." is designed to compensate Lenders for amounts payable under the Fees Regulations and is calculated by the Administrative Agent as being the average of the most recent rates of charge supplied by the Lenders to the Administrative Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5. For the purposes of this Schedule:

   (a) "Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

   (b) "Fees Regulations" means the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

   (c) "Fee Tariffs" means the fee tariffs specified in the Fees Regulations under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Regulations but taking into account any applicable discount rate); and

   (d) "Tariff Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Regulations.

6. In application of the above formulae, A, B, C and D will be included in the formulae as percentages (*i.e.* 5% will be included in the formula as 5 and not as 0.5). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7. If requested by the Administrative Agent or the Company, each Lender with a Lending Office in the United Kingdom or a Participating Member State shall, as soon as practicable after publication by the Financial Services Authority, supply to the Administrative Agent and the Company, the rate of charge payable by such Lender to the Financial Services Authority pursuant to the Fees Regulations in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by such

Lender as being the average of the Fee Tariffs applicable to such Lender for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of such Lender.

8. Each Lender shall supply any information required by the Administrative Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information in writing on or prior to the date on which it becomes a Lender:

     (a) its jurisdiction of incorporation and the jurisdiction of the Lending Office out of which it is making available its participation in the relevant Loan; and

     (b) any other information that the Administrative Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Administrative Agent in writing of any change to the information provided by it pursuant to this paragraph.

9. The percentages or rates of charge of each Lender for the purpose of A, C and E above shall be determined by the Administrative Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Administrative Agent to the contrary, each Lender's obligations in relation to cash ratio deposits, Special Deposits and the Fees Regulations are the same as those of a typical bank from its jurisdiction of incorporation with a Lending Office in the same jurisdiction as such Lender's Lending Office.

10. The Administrative Agent shall have no liability to any Person if such determination results in an Additional Cost Rate which over- or under-compensates any Lender and shall be entitled to assume that the information provided by any Lender pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11. The Administrative Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender pursuant to paragraphs 3, 7 and 8 above.

12. Any determination by the Administrative Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all parties hereto.

13. The Administrative Agent may from time to time, after consultation with the Company and the Lenders, determine and notify to all parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all parties hereto.

SCHEDULE 2.1

COMMITMENTS AND PERCENTAGES

Lender	Individual Commitment	Tranche A Commitment	Tranche B Commitment	Voting Percentage
Bank of America, N.A.	$ 25,000,000	$ 25,000,000	$25,000,000	16.666666667%
Bank of Tokyo-Mitsubishi	$ 20,000,000	$ 20,000,000	0	13.333333334%
KeyBank	$ 20,000,000	$ 20,000,000	$20,000,000	13.333333334%
LaSalle Bank	$ 20,000,000	$ 20,000,000	0	13.333333334%
Societe Generale, New York Branch	$ 20,000,000	$ 20,000,000	$20,000,000	13.333333334%
Barclays Bank Plc	$ 10,000,000	$ 10,000,000	$10,000,000	6.666666666%
Fifth Third Bank	$ 10,000,000	$ 10,000,000	0	6.666666666%
JPMorgan Chase Bank	$ 10,000,000	$ 10,000,000	$10,000,000	6.666666666%
National City Bank	$ 10,000,000	$ 10,000,000	0	6.666666666%
Deutsche Bank AG, New York Branch	$ 5,000,000	$ 5,000,000	$ 5,000,000	3.333333333%
Total	$150,000,000	$150,000,000	$90,000,000	100.000000000%

Sch. 2.1 -

SCHEDULE 5.1

SUBSIDIARIES

	State or Other Jurisdiction of Incorporation	Percentage Owned
AptarGroup International L.L.C.	Delaware	100%
AptarGroup International Holding B.V.	Netherlands	100%
Valois (Ireland) Limited	Ireland	100%
AptarGroup Holding S.A.S.	France	100%
Aptar GmbH	Germany	100%
Ing. Erich Pfeiffer GmbH	Germany	100%
Pfeiffer Vaporisateurs France SARL	France	100%
P & S Japan Ltd.	Japan	100%
Pfeiffer U.K. Limited	United Kingdom	100%
P&P Promotion of German Manufacturing Technologies GmbH	Germany	100%
Vallis Leasobjekt GmbH	Germany	99%
Seaquist-Löffler Kunststoffwerk GmbH	Germany	100%
Seaquist Loeffler Kunststoffwerk spol. s.r.o.	Czech Republic	100%
SeaquistPerfect Dispensing GmbH	Germany	100%
Valois Deutschland GmbH	Germany	100%
SeaquistPerfect Plastic GmbH	Germany	100%
AptarGroup S.A.S.	France	100%
Seaquist Perfect Dispensing S.A.S.	France	100%
Aptar South Europe SARL	France	100%
Novares S.p.A.	Italy	100%
EMSAR S.p.A.	Italy	100%
EMSAR France SCA	France	100%
AptarGroup SAR Finance Unlimited	Ireland	100%
EMSAR GmbH	Germany	100%
SAR (U.K.) Limited	United Kingdom	100%
Somova S.r.l.	Italy	100%
Sprühventile GmbH	Germany	100%
Caideil M.P. Teoranta	Ireland	100%
Seaquist General Plastics S.A.S.	France	100%
Graphocolor S.A.	France	60%
Seaquist M.P.N. S.A.	France	100%
Aptar U.K. Ltd.	United Kingdom	100%
Valois U.K. Limited	United Kingdom	100%
SeaquistPerfect Dispensing Limited	United Kingdom	100%
Seaquist Closures, Ltd.	United Kingdom	100%
Valois S.A.S.	France	100%
Valois Dispray S.A.	Switzerland	100%
Valois España S.A.	Spain	100%
Valois Italiana S.r.l.	Italy	100%

Sch. 5.1-1

Seaquist Closures Russia	Russia	100%
Microflow Engineering S.A.	Switzerland	100%
Asia Pacific Inspection Center (Suzhou) Co., Ltd.	China	55%
Aptar India Private Limited	India	99%
Valois India Private Ltd.	India	100%
EMSAR Dispensing Systems Ltd.	Hong Kong	100%
EMSAR Brasil Ltda.	Brazil	100%
EMSAR S.A.	Argentina	100%
Seaquist Canada Ltd.	Canada	100%
Seaquist Finance Unlimited	Ireland	100%
Seaquist-Valois Australia Pty. Ltd.	Australia	100%
Seaquist-Valois do Brasil Ltda.	Brazil	100%
Seaquist-Valois Japan, Inc.	Japan	100%
SeaquistPerfect Dispensing de Mexico S.A. de C.V.	Mexico	100%
Aptar Suzhou Dispensing Systems Co., Ltd.	P.R. China	100%
SeaquistPerfect Molding L.L.C.	Illinois	100%
Emson Research, Inc.	Connecticut	100%
EMSAR UK Ltd.	United Kingdom	100%
EMSAR, Inc.	Connecticut	100%
EMSAR Ventures, Inc.	Connecticut	100%
P.T. Emsar Indonesia	Indonesia	100%
Emson Spraytech India Private Ltd.	India	100%
Global Precision, Inc.	Florida	100%
Liquid Molding Systems, Inc.	Delaware	100%
Philson, Inc.	Connecticut	100%
Pfeiffer of America, Inc.	Delaware	100%
P Merger Corporation	Connecticut	100%
Seaquist Closures L.L.C.	Delaware	100%
Seaquist Closures Foreign, Inc.	Delaware	100%
Seaquist de Mexico S.A. de C.V.	Mexico	80%
SeaquistPerfect Dispensing L.L.C.	Delaware	100%
SeaquistPerfect Dispensing Foreign, Inc.	Delaware	100%
Valois of America, Inc.	Connecticut	100%

Sch. 5.1-2

SCHEDULE 5.18
EXISTING DEBT

09/30/03	Bank Name	Description of Debt	Secured by Assets	Rate-fixed or variable?	Interest Rate	Issue Date	Maturity Date	LC - ST	LC - LT	TOTAL - LC	US$ - ST	US$ - LT	TOTAL$
NOTES PAYABLE													
AptarGroup	Swap Related MTM	Bank	No	V	0.00%	N/A	5/30/11	0	4,618,718	4,618,718	0	4,618,718	4,618,718
AptarGroup	1999 Private Placement	Bank	No	F	6.62%	5/28/99	5/30/11	0	107,000,000	107,000,000	0	107,000,000	107,000,000
AptarGroup	1995 Private Placement	Bank	No	F	7.08%	10/1/95	9/30/05	3,571,429	3,571,429	7,142,858	3,571,429	3,571,429	7,142,858
Seaquist Valois Japan	BNP	Bank	No	F	2.38%	12/18/98	12/31/05	0	333,941,614	333,941,614	0	2,995,790	2,995,790
Emsar S.p.A.	Loan Law 46/92	Other	No	F	2.47%	7/29/94	7/29/09	69,562	454,922	524,484	81,144	530,667	611,811
Emsar S.p.A.	Loan Law 46/92	Other	No	F	0.88%	6/9/00	6/9/15	0	815,292	815,292	0	951,038	951,038
Valois Italiana	Mediocredito	Bank	Yes	F	1.85%	07/22/98	6/3/08	10,294	103,151	113,445	12,008	120,326	132,334
Graphocolor	Agency Bassin 1996	Other	Yes	F	0.50%	10/26/97	10/15/08	6,403	32,015	38,418	7,469	37,345	44,815
Graphocolor	Agency Bassin 1994	Other	Yes	F	0.50%	1/16/97	03/15/07	22,928	45,856	68,784	26,746	53,491	80,237
							ROUNDING					(8)	(8)
							SUBTOTAL NOTES PAYABLE				3,698,796	119,878,796	123,577,592
MORTGAGE PAYABLE													
General Plastics	BNP	Bank	Yes	F	4.09%	3/99	2/04	70,069	0	70,069	81,735	0	81,735
General Plastics	BNP	Bank	Yes	F	4.09%	3/99	2/04	16,683	0	16,683	19,461	0	19,461
General Plastics	Societe General	Bank	Yes	F	3.73%	3/99	2/04	335,388	0	335,388	391,230	0	391,230
General Plastics	Bred	Bank	Yes	F	4.65%	3/00	2/05	65,235	33,771	99,006	76,097	39,394	115,490
General Plastics	Societe General	Bank	Yes	F	4.20%	3/00	3/05	98,236	49,132	147,368	114,592	57,312	171,905
General Plastics	BNP	Bank	Yes	F	4.74%	7/00	7/05	293,968	295,777	589,745	342,914	345,024	687,938
Spruhventile GmbH	Volksbank	Bank	Yes	F	6.00%	11/98	12/04	11,248	5,930	17,178	13,121	6,917	20,038
Somova	San Paulo	Bank	Yes	V	6.40%	6/90	7/05	0	213,038	213,038	0	248,509	248,509
Somova	Centro Banca	Bank	Yes	V	4.70%	12/94	8/04	20,710	65,900	86,610	24,158	76,872	101,031
Novares S.p.A.	BNL Loan 64	Other	Yes	F	2.10%	12/22/1998	6/6/08	75,985	720,792	796,777	88,637	840,804	929,440
Emsar S.p.A.	Bank Napoli - Loan	Other	Yes	F	5.25%	6/30/94	6/30/04	192,784	197,844	390,628	224,883	230,785	455,668
							ROUNDING				1	(1)	0
							SUBTOTAL MORT PAYABLE				1,376,828	1,845,617	3,222,445
CAPITAL LEASES													
AptarGroup	Capital Lease	IBM Lease	Yes	F	2.88%	10/03	10/06	0	1,737,913	1,737,913	0	1,737,913	1,737,913
Dispray	Capital Lease	Building	Yes	F	5.07%	2/95	2/05	90,774	771,148	861,922	68,897	585,301	654,199
Graphocolor	Capital Lease	Leasing U3	Yes	V	3.06%	1/01/97	09/30/08	288,345	1,042,783	1,331,128	336,354	1,216,407	1,552,762
SPD UK	Capital Lease	Compressor	Yes	F	21.40%	4/99	3/03	1,192		1,192	1,984	0	1,984
SVA	Capital Lease	SG Australia Limited	Yes	F	7.60%	09/25/2001	9/25/06	9,929	117,951	127,880	6,765	80,360	87,125
SVA	Capital Lease	SG Australia Limited	Yes	F	7.72%	09/12/2001	9/12/06	10,776	128,262	139,038	7,342	87,385	94,727
Valois	Capital Lease	Natexis Bail UP1	Yes	V	3.67%	6/30/90	6/30/05	222,169	211,336	433,505	259,160	246,523	505,684
Valois	Capital Lease	Natexis Bail UP2	Yes	V	2.50%	12/01/93	12/01/08	189,960	701,852	891,812	221,588	818,710	1,040,299
Valois	Capital Lease	Natexis Bail UP3	Yes	V	3.17%	12/30/99	4/1/02	343,623	4,079,686	4,423,309	400,836	4,758,954	5,159,790
Valois	Capital Lease	Verneuil	Yes	F	8.30%	01/10/1993	7/4/05	211,027	231,689	442,716	246,163	270,265	516,428
Novares S.p.A.	Capital Lease	Vechicles	Yes	F	0.00%			2,970	24,750	27,720	3,465	28,871	32,335
Emsar S.p.A.	Capital Lease	Locat SPA	Yes	F	6.70%	04/03/2003	01/16/2006	7,494	64,948	72,442	8,742	75,762	84,504
							SUBTOTAL CAPITAL LEASES				1,561,296	9,906,452	11,467,748
OVERDRAFTS													
AptarGroup S.A.	Societe Generale	Bank	No	V	2.00%	09/30/2003	10/31/2003	271,179		271,179	316,330	0	316,330
AptarGroup S.A.	Generale in CHF	Bank	No	V	0.70%	09/30/2003	10/31/2003	43		43	50	0	50
AptarGroup S.A.	Generale in JPY	Bank	No	V	0.70%	09/30/2003	10/31/2003	211		211	246	0	246
AptarGroup S.A.	Generale in GBP	Bank	No	V	4.40%	09/30/2003	10/31/2003	58		58	68	0	68
AptarGroup Holding SAS	Societe Generale in JPY	Bank	No	V	0.70%	09/30/2003	10/31/2003	103		103	120	0	120
AptarGroup Holding SAS	Societe Generale in GBP	Bank	No	V	4.40%	09/30/2003	10/31/2003	175		175	204	0	204
AptarGroup Holding SAS	Societe Generale in EUR	Bank	No	V	2.40%	09/30/2003	10/31/2003	180		180	210	0	210
AptarGroup Holding SAS	DB in USD	Bank	No	V	1.50%	09/30/2003	10/31/2003	57		57	66	0	66
AptarGroup Holding SAS	DB in CHF	Bank	No	V	0.70%	09/30/2003	10/31/2003	60		60	70	0	70
Seaquist Valois do Brazil	Banko Sudameris SA	Bank	No	V	23.60%	09/17/2003	12/17/2003	3,511,700		3,511,700	1,212,590	0	1,212,590
Seaquist Valois do Brazil	Banko Itau SA	Bank	No	V	25.30%	09/28/2003	12/28/2003	1,128,002		1,128,002	389,499	0	389,499
Seaquist Valois do Brazil	Banko Boston SA	Bank	No	F	28.00%	05/02/2003	04/26/2004	1,664,000		1,664,000	574,579	0	574,579
Seaquist Valois do Brazil	Banko Boston SA	Bank	No	V	22.50%	09/12/2003	03/12/2004	2,831,516		2,831,516	977,722	0	977,722
Aptar UK Ltd	Barclays	Bank	No	V	4.69%	09/30/2003	09/30/2003	137,824		137,824	229,380	0	229,380
							SUBTOTAL OVERDRAFTS				3,701,136	0	3,701,136
ST NOTES PAYABLE													
AptarGroup	Bank Intesa	Bank	No	V	2.20%	09/30/2003	10/01/2003	8,100,000		8,100,000	8,100,000	0	8,100,000
Aptar China	Agriculture Bank of China	Bank	No	F	5.04%	09/15/2003	09/14/2004	7,000,000		7,000,000	845,600	0	845,600
Emsar Brazil	HSBC	Bank	Yes	F	2.50%	07/01/2003	10/01/2003	234,198		234,198	80,869	0	80,869
							SUBTOTAL ST NOTES PAYABLE				9,026,469	0	9,026,469
SUBTOTAL - BORROWING OTHER THAN UNDER EXISTING CREDIT FACILITY											19.364.524	131.630.865	150.995.389
RECONCILIATION TO FINANCIAL STATEMENTS:													
ADD: BORROWINGS UNDER EXISTING CREDIT FACILITY											73.000.000		73.000.000
INTEREST INADVERTENTLY INCLUDED IN DEBT											11.169	0	11.169
TOTAL DEBT PER FINANCIAL STATEMENTS											92.375.693	131,630.865	224.006.558

Sch. 5.18-1

SCHEDULE 5.20

FRENCH TAXES IMPOSED ON PAYMENTS BY APTAR SAS

• A withholding tax ("*prèlèvement obligatoire*") on interest payments arising from loans granted to French debtors, the rate of which is 15% of the gross amount of interest (i.e., 15/85 on the net amount of interest). Such withholding tax may be avoided either (i) if a lender is a resident of the United States under section 4 of the France-US double tax Treaty of August 31, 1994 (the "Treaty"), pursuant to section 11, and subject to section 30, of the Treaty, or (ii) if a lender neither is a tax resident of France nor has a French permanent establishment, pursuant to section 131 quarter of the Code (as construed by the French tax authorities' official doctrine 5 I-1233 December 1, 1997), provided that certain requirements relating to the financing itself and the location of the parties were met at the date of execution of the Agreement, specially by all of the lenders.

• A registration duty, the rate of which is € 75 is payable should the loan agreement be either wholly or partly executed in France.

• A compulsory fixed stamp duty, the rate of which is € 6 a sheet (possibly reduced to € 3)**,** is payable in connection with the execution of the Agreement if executed in France.

SCHEDULE 6.15

EXISTING INVESTMENTS

Description	$ Amount
Airless Systems	5,618,674
Seaplast	2,091,166
TES	10,476
Engelmann	4,276,829
Fadeva	750,000

Sch. 6.15-1

SCHEDULE 10.2

ADMINISTRATIVE AGENT'S OFFICE;
CERTAIN ADDRESSES FOR NOTICES

COMPANY
and APTAR SAS:

AptarGroup, Inc.
475 West Terra Cotta Avenue
Suite E
Crystal Lake, IL 60014
Attention: Vice President-Treasurer
Telephone: (815) 477-5532
Facsimile   (815) 477-0481
Electronic Mail: ralph.poltermann@aptargroup.com
Website Address: www.aptargroup.com

ADMINISTRATIVE AGENT:

Administrative Agent's Office

(for payments and Requests for Credit Extensions):

Bank of America N.A.
Credit Services
1850 Gateway Boulevard, 5th Floor
Mail Code: CA4-706-05-09
Concord, CA 94520
Attention: Sally Escosa
Telephone: (925) 675-8421
Facsimile: (888) 969-2637
Electronic Mail: rosalia.m.escosa@bankofamerica.com

For US Dollars:

Pay through Bank of America NA, Dallas, TX
ABA# 111000012

Credit A/C# 3750836479

Acct.Name: Credit Services #5596

Ref: Aptargroup

Sch. 10.2-1

For Euro:
Pay through Bank of America, London, England
Swift Address: BOFAGB22
Credit A/C# 65280019
Attn: Credit Services
Ref: Aptargroup

For Sterling:
Pay through Bank of America, London, England
Swift Address: BOFAGB22
Credit Account : 65280027
Attention: Credit Services
Reference: Aptargroup

Other Notices as Administrative Agent:

Bank of America, N.A.
Agency Management
1455 Market St, 5th Floor
Mail Code: CA5-701-05-19
San Francisco, CA 94103
Attention: Anthea Del Bianco
Telephone: (415) 436-2776
Facsimile: (415) 503-5101
Electronic Mail: anthea.del_bianco@bankofamerica.com

LENDERS:

Bank of America, N.A.
231 S, LaSalle Street, 10th Floor
Chicago, Illinois 60604
Attention: Tim Cassidy
Telephone: 312-828-3816
Facsimile: 312-828-5140
Electronic Mail: timothy.cassidy@bankofamerica.com

The Bank of Tokyo-Mitsubishi, Ltd., Chicago Branch
227 West Monroe Street
Suite 2300
Chicago, Illinois 60606
Attention: Alex Lam
Telephone: (312) 696-4662
Facsimile: (312) 696-4535
Electronic Mail: alam@btmna.com

Barclays Bank PLC
200 Park Avenue
4th Floor
New York, New York 10166
Attention: David Barton
Telephone: (212) 412-7693
Facsimile: (212) 412-7511
Electronic Mail: Davide.Barton@barcap.com

Deutsche Bank AG, New York Branch
60 Wall Street
MS NYC60-1102
New York, New York 10005
Attention: Yvonne Preil
Telephone: (212) 250-5931
Facsimile: (212) 797-4421
Electronic Mail: yvonne.preil@db.com

Fifth Third Bank (Chicago)
1701 Golf Road
MD GRLM 9K
Rolling Meadows, Illinois 60008
Attention: John Kemper
Telephone: (847) 354-7165
Facsimile: (847) 354-7330
Electronic Mail: John.Kemper@53.com

JP Morgan Chase Bank
1411 Broadway, 5th Floor
New York, New York 10018
Attention: Beth Grossman
Telephone: (212) 391-7652
Facsimile: (212) 391-6251
Electronic Mail: Beth.Grossman@JPMorgan.com

KeyBank National Association
127 Public Square
Cleveland, Ohio 44114
Attention: Josh Mayers
Telephone: (216) 689-0213
Facsimile: (216) 689-4981
Electronic Mail: Joshua_Mayers@keybank.com

LaSalle Bank National Association
135 South LaSalle Street
Chicago, Illinois 60603
Attention: Scott McCarty
Telephone: (312) 904-7706
Facsimile: (312) 904-0870
Electronic Mail: scott.mccarty@abnamro.com

National City Bank of Michigan/Illinois
2021 Spring Road
Suite 600
Oak Brook, Illinois 60523
Attention: Stephanie Pass
Telephone: (630) 954-3176
Facsimile: (630) 954-3730
Electronic Mail: stephanie.pass@nationalcity.com

Societe Generale, New York Branch
1221 Avenue of the Americas
New York, New York 10020
Attention: Anne-Marie Dumortier
Telephone: (212) 278-6285
Facsimile: (212) 278-7462
Electronic Mail: anne-marie.dumortier@sgcib.com